Securities and Exchange Commission on June 25, 2003
                           Registration No. 333-103431

                UNITED STATED SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                (Amendment No. 2)

                          Bioral Nutrient Delivery, LLC
            ---------------------------------------------------------
                 (Name of small business issuer in its charter)


          Delaware                       8731                    76-0724287
------------------------------ ---------------------------- --------------------
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S Employer
incorporation or organization)  Classification Code Number)  Identification No.)


                         5310 Cypress Center Drive, #101
                                 Tampa, FL 33609
                                 (813) 864-2562
--------------------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                         Francis E. O'Donnell, Jr., M.D.
                          Bioral Nutrient Delivery, LLC
                         5310 Cypress Center Drive, #101
                                 Tampa, FL 33609
                                 (813) 864-2562
--------------------------------------------------------------------------------
           (Name, address, and telephone number of agent for service)

                                   Copies To:

                            Douglas S. Ellenoff, Esq.
                          Lawrence A. Rosenbloom, Esq.
                         Ellenoff Grossman & Schole LLP
                        370 Lexington Avenue, 19th Floor
                               New York, NY 10017
                                 (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this prospectus


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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
                                               CALCULATION OF REGISTRATION FEE

--------------------------------------------- -------------------- ----------------------------- --------------------------
           Title of each class of
              securities to be                 Dollar amount to          Proposed maximum         Amount of registration
                 registered                    be registered(1)      offering price per unit              fee(2)
--------------------------------------------- -------------------- ----------------------------- --------------------------
11,277,000 non-transferable rights to
purchase Class B Membership Shares                    $0                        $0                          $0
--------------------------------------------- -------------------- ----------------------------- --------------------------

11,277,000 Class B Membership Shares              $112,700.00                 $0.01                        $9.12
--------------------------------------------- -------------------- ----------------------------- --------------------------

(1)  The rights to receive Class B Membership Shares (and the Class B Membership Shares themselves) of Bioral Nutrient
     Delivery, LLC registered hereunder have no current value based on a report we received from a third-party valuation firm. The exercise price for the rights to receive Class B Membership Shares) is $0.01.

(2)  The Registrant intends to file post-effective amendments as additional rights are distributed to update (i) the pricing of the rights, and (ii) the resulting registration fee.


     The securities registered hereby will be made on a continuous or delayed basis in the future in accordance with Rule 415 under the Securities Act.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 ____; Alternative 2 __X__

                   SUBJECT TO COMPLETION, DATED JUNE 25, 2003

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDER MAY NOT DISTRIBUTE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS

                          BIORAL NUTRIENT DELIVERY, LLC

           11,277,000 RIGHTS TO PURCHASE CLASS B MEMBERSHIP SHARES OF
                          BIORAL NUTRIENT DELIVERY, LLC

                     11,277,000 CLASS B MEMBERSHIP SHARES OF
                          BIORAL NUTRIENT DELIVERY, LLC

     We are filing a registration statement on Form SB-1, in which this prospectus is included, on behalf of our managing member, BioDelivery Sciences International, Inc., a Delaware corporation referred to herein as BDSI. Upon the declaration of effectiveness of the registration statement of which this prospectus is a part, BDSI, as selling security holder, is distributing as a dividend to its stockholders an aggregate of 3,545,431 rights to purchase an aggregate of 3,545,431 of our Class B Membership Shares, or Class B Shares. Based on a report we received from a third-party valuation firm, our company currently has no meaningful value. The rights are being distributed to BDSI stockholders as a dividend and the rights will be exercisable into Class B Shares for $0.01. In the future, BDSI is intending to distribute additional rights to purchase up to a maximum of 7,731,569 Class B Shares in a manner described in this prospectus, although BDSI may distribute far less than this number due to factors described herein. BDSI may be deemed to be a statutory underwriter under the Securities Act of 1933, as amended, referred to herein as the Securities Act.

     We will not receive any of the proceeds upon the exercise of initially distributed or subsequently distributed rights and the resulting transfer by BDSI of Class B Shares. BDSI will receive all such proceeds, which will equal approximately $35,454.31 if all 3,545,431 rights initially distributed are exercised. Neither the rights nor our membership shares, including the Class B Shares, which will be received upon the exercise of the rights, are or will be listed on any exchange and will not be publicly-traded securities. The Class B Shares will be subject to significant restrictions on transfer. BDSI will also hold all of our Class A Membership Shares, or Class A Shares, which will allow BDSI to act as our managing member and, directly or indirectly, make all of our management decisions. The holders of Class B Shares will have no management rights in BND.

     The receipt of the rights and the acquisition of Class B Shares upon the exercise thereof entail a high degree of risk. See "Risk Factors" beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               The date of this prospectus is _____________, 2003.

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                                       TABLE OF CONTENTS

                                                                                          Page
                                                                                          ----
Significant Parties.......................................................................-ii-
Prospectus Summary...........................................................................1
Risk Factors.................................................................................5
         Risks Relating to Our Business......................................................5
         Risks Related to Our Industry......................................................11
         Risks Related to the Distribution, Rights and the Class B Shares...................12
         Risks Related to Our Management and Directors......................................15
Explanatory Note............................................................................16
Forward-Looking Statements..................................................................16
Questions and Answers About the Rights and their Distribution and Exercise..................17
Business and Properties.....................................................................24
Management's Discussion and Analysis off Certain Relevant Factors...........................34
Use of Proceeds.............................................................................36
Capitalization..............................................................................36
Plan of Distribution........................................................................36
The Rights, the Distribution and the Exercise of the Rights.................................38
The Operating Agreement and Rights of the Holders of Class B Shares.........................42
Officers and Directors of the Company.......................................................47
Principal Security Holders..................................................................50
Selling Security Holder.....................................................................52
Management Relationships, Transactions and Remuneration.....................................53
Federal Tax Aspects.........................................................................55
Legal Matters...............................................................................59
Experts.....................................................................................59
Where You Can Find More Information.........................................................59
Disclosure of Commission Position on Indemnification for Securities Act Liabilities.........60
Index To Financial Statements..............................................................F-1


                               SIGNIFICANT PARTIES

     This prospectus contains a listing of the full names and business and residential addresses, as applicable, for the following persons:

     (1) The issuer's directors: Please see "Officers and Directors of the Company" beginning on page 47 of this prospectus.

     (2) The issuer's officers: Please see "Officers and Directors of the Company" beginning on page 47 of this prospectus.

     (3) The issuer's general partners: We are a limited liability company and, accordingly, we have no general partners. Our managing member, who controls us, is BioDelivery Sciences International, Inc., a Delaware corporation. BDSI's principal executive offices are located c/o UMDNJ Medical School, 185 South Orange Avenue, Bldg. #4, Newark, New Jersey 07103.

     (4) Record owners of 5 per cent or more of any class of the issuer's equity securities: Please see "Principal Security Holders" beginning on page 50 of this prospectus.

     (5) Beneficial owners of 5 per cent or more of any class of the issuer's equity securities: Please see "Principal Security Holders" beginning on page 50 of this prospectus.

     (6) Promoters of the issuer: BioDelivery Sciences International, Inc. and Francis E. O'Donnell, Jr., M.D. may be deemed to be "promoters" of BND, as that term is defined in the Securities Act of 1933, as amended, which is referred to in this prospectus as the Securities Act. Please see "Business and Properties" beginning on page 24 of this prospectus and "Officers and Directors of the Company" beginning on page 47 of this prospectus.

     (7) Affiliates of the issuer: BioDelivery Sciences International, Inc., Francis E. O'Donnell, Jr., M.D., Mr. James A. McNulty and each of the members of our board of directors are affiliates of BND. Please see "Officers and Directors of the Company" beginning on page 47 of this prospectus.

     (8) Counsel to the issuer with respect to the proposed offering: Ellenoff Grossman & Schole LLP, 370 Lexington Avenue, 19th Floor, New York, NY 10017.

     (9) Each underwriter with respect to the proposed offering: As the controlling interest holder in BND, BDSI may be deemed to be a statutory underwriter under the Securities Act.

     (10) The underwriter's directors: The following are the directors of BDSI and their respective addresses:

--------------------------------- ----------------------------------------------
          Director                                   Address
--------------------------------- ----------------------------------------------
Francis E. O'Donnell, Jr., M.D.   709 The Hamptons Lane, Chesterfield, MO 63017
--------------------------------- ----------------------------------------------
Raphael J. Mannino, Ph.D.         36 Meadowview Drive, Annandale, NJ 08801
--------------------------------- ----------------------------------------------
L.M. Stephenson, Ph.D.            73 Rockburn Pass, West Milford, NJ 07480
--------------------------------- ----------------------------------------------
William B. Stone                  11120 Geyer Downs Lane, Frontenac, MO 63131
--------------------------------- ----------------------------------------------
James R. Butler                   109 Cutter Court, Ponte Vedra Beach, FL 32082
--------------------------------- ----------------------------------------------
John J. Shea                      90 Poteskeet Trail, Kitty Hawk, NC 27949
--------------------------------- ----------------------------------------------
Robert G.L. Shorr                 570 7th Ave, Suite 500, NY, NY 10018
--------------------------------- ----------------------------------------------
Alan Pearce                       1 Post Street, San Francisco, CA 94104
--------------------------------- ----------------------------------------------


     (11) The underwriter's officers: The following are the executive officers of BDSI and their respective addresses:

---------------------------------------- --------------------------------- ------------------------------------
                Officer                              Position                            Address
---------------------------------------- --------------------------------- ------------------------------------
Francis E. O'Donnell, Jr., M.D.          Chief Executive Officer,          709 The Hamptons Lane,
                                         President and Chairman            Chesterfield, MO 63017
---------------------------------------- --------------------------------- ------------------------------------
James A. McNulty                         Chief Financial Officer,          4419 W. Sevilla Street
                                         Secretary and Treasurer           Tampa, FL 33629
---------------------------------------- --------------------------------- ------------------------------------
Donald L. Ferguson                       Senior Executive Vice President   11719 Old Ballas Road, Suite 110,
                                                                           St. Louis, MO 63141
---------------------------------------- --------------------------------- ------------------------------------
Raphael J. Mannino, Ph.D.                Executive Vice President, Chief   36 Meadowview Drive, Annandale, NJ
                                         Scientific Officer                08801
---------------------------------------- --------------------------------- ------------------------------------
Susan Gould-Fogerite, Ph.D.              Vice President and Director of    6 Cynthia Court,
                                         Innovation and Discovery          Annandale, NJ 08801
---------------------------------------- --------------------------------- ------------------------------------

     (12) The underwriter's general partners: Not applicable.

     (13) Counsel to the underwriter: Not applicable.



                  [remainder of page intentionally left blank]

                               PROSPECTUS SUMMARY

     This summary highlights some of the information in this prospectus. You should carefully read the more detailed information set forth in this prospectus, including BND's financial statements and the "Risk Factors" section of this prospectus beginning on page 5. In this prospectus, the terms "Company," "BND," "we," "us," and "our" refer to Bioral Nutrient Delivery, LLC, a Delaware limited liability company. The term "BDSI" refers to BioDelivery Sciences International, Inc., a Delaware corporation and our managing member.

OUR COMPANY AND ITS TECHNOLOGY

     We were formed on January 8, 2003 as a Delaware limited liability company and have since obtained an exclusive world-wide perpetual sub-license to BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption. BDSI licenses the technology it is sublicensing to us from third party universities.

     Our business opportunity is solely based upon BDSI's encochleation technology platform, which will enable us to encapsulate or "wrap" a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages. A nutrient is any substance found in food that the body can use to obtain energy, synthesize tissue or regulate body functions. We are in the process of testing formulations produced by means of various scaled commercial manufacturing techniques in pet food, which testing, we believe, will take up to one year to complete. Separately, we have successfully used the encochleation technology to formulate Omega-3 fatty acid oil, which is known to have beneficial health effects, as a stable, dry powder which may be useable in baked and other goods. Our preliminary findings suggest that, by using our sub-licensed delivery technology, a variety of micro-nutrients, such as anti-oxidants, might be effectively protected from degradation during the manufacturing process and delivered with substantially all of the primary property characteristics of the nutrient intact.

     We intend to identify licensees who will apply our sub-licensed encochleating technology to processed foods, including snacks, such as chips, candies, breads, canned goods, packaged meals, such as microwaveable entrees, pet foods and pet treats, cheeses, cereals, soups, popcorn, pretzels and condiments. We further believe the technology might be applied to beverages, including sports drinks, enhanced waters, carbonated beverages, infant formulas, milk, juices, beer and wine. We will seek to commercialize our delivery technology through a combination of licensing programs to manufacturing, marketing and distribution companies within these industries. We do not intend to manufacture market or distribute products ourselves.

OUR RELATIONSHIP WITH BIODELIVERY SCIENCES INTERNATIONAL, INC.

     As of the date of this prospectus, approximately 94.5% of our Class B Shares and all 708,586 of our Class A Shares are owned by BDSI. BDSI will make Class B Shares available for purchase by its stockholders through the issuance by BDSI of the rights. BDSI will be the only holder of Class A Shares. BDSI also holds a five (5) year option from us to purchase, from time to time, up to an aggregate of 4,185,000 Class B Shares. Assuming the full exercise of the 3,545,431 rights being initially distributed, we will have approximately 700 holders of membership shares in our company.

     Effective April 1, 2003, we entered into a perpetual world-wide exclusive sub-license for all opportunities in the processed food and beverage industry for both human and non-human use. In consideration of the sub-license grant, we shall pay to BDSI a royalty of 8% on all revenue which we receive from third parties. Among other things, failure to make the payment of the royalties on a timely basis shall be cause for termination of the sub-license. In addition, BDSI may terminate the sublicense subsequent to our entering into sublicenses with food processors in consideration for payment equal to six (6) times our trailing twelve (12) months gross revenues.

     On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to fund our formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase additional Class B Shares from us.

     In order to keep our operating expenses manageable, effective April 1, 2003, we entered into a management services and administrative agreement with BDSI, since we believe our short-term objectives can be met without hiring full-time employees or renting our own space. Our agreement with BDSI will provide us with such resources. Our management services agreement with BDSI will terminate on April 1, 2004 unless renewed by the parties on terms to be mutually agreed upon.

THE RIGHTS AND THE CLASS B SHARES

     The registration statement of which this prospectus is a part is registering under the Securities Act, on behalf of BDSI as selling security holder, an aggregate of 11,277,000 rights, which rights, when distributed by BDSI, will grant the holders of BDSI common stock who receive such rights the right to purchase Class B Shares from BDSI. Holders of BDSI common stock as of the date that the registration statement of which this prospectus is a part is declared effective, referred to in this prospectus as the record date, will receive rights an aggregate of 3,545,431 rights to purchase from BDSI an aggregate of 3,545,431 Class B Shares. We are also registering under the Securities Act, on behalf of BDSI, an additional 7,731,569 Class B Shares and related rights which may be issued as part of future dividend distributions of additional rights. Assuming the full exercise of the 3,545,431 rights received in the initial distribution, the holders of Class B Shares other than BDSI will hold approximately 53% of the aggregate equity interests in our company. Such percentage does not assume any future dividend distributions or exercise of additional rights by BDSI or the full exercise by BDSI of its five (5) year option from us to purchase, from time to time, up to an aggregate of 4,185,000 Class B Shares.

     The rights will be non-transferable and non-redeemable and may only be exercised in full and under certain conditions. As a condition to receiving the rights, you must refrain from sale, transfer or encumbrance of the rights. If a holder of rights properly and timely exercises such rights, such holder will become a holder of a number of Class B Shares equal to the rights distributed to such holder.

     The equity interests of the holders of Class B Shares is subject to dilution based on a variety of possible situations, including:

o the right of BDSI, through an option granted to BDSI under the Operating Agreement, to purchase from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01;

o the rights of our employees to acquire up to 1,000,000 Class B Shares pursuant to our 2003 Class B Membership Share Option Plan;

o the right of Kashner Davidson Securities Corporation, referred to herein as the distribution agent, to purchase, over time, an aggregate of 200,000 Class B Shares, which right was issued in connection with its agreement to act as the distribution agent for the rights;

o raising additional capital and issuing additional Class B Shares or other equity securities of BND in consideration thereof; and

o issuing additional Class B Shares or other equity securities of BND to third parties as joint venturers or partners.

REASONS FOR THE DISTRIBUTION OF RIGHTS

     As of the date of this prospectus, there are 7,085,862 shares of BDSI common stock outstanding. The 3,545,431 initial rights to purchase Class B Shares represents approximately one-half of this amount. The goal of the distribution of rights is to give current BDSI stockholders the right to participate directly in the corporate opportunity represented by the processed food and beverage application of BDSI's encochleation technology. The balance of the Class B Shares registered hereunder will be reserved by BDSI to be distributed as dividends to future existing and potential BDSI stockholders to create an incentive for long term ownership of BDSI's securities and to attract new investors in BDSI. BDSI intends to maintain a quarterly program of distributing additional rights to purchase Class B Shares, as described more fully in this prospectus. The distribution of rights is also being effected in order to facilitate a process of separating BND, its sub-licensed technology and the food and beverage processing opportunity from the rest of BDSI's businesses, thus allowing both our company and BDSI to focus on their respective businesses and provide us and BDSI with the flexibility to pursue different strategies and react quickly to changing market environments.

DISTRIBUTION AND EXERCISE OF THE RIGHTS

     It is anticipated that promptly following the effectiveness of the registration statement of which this prospectus is a part, BDSI shall affect a dividend of the rights to purchase an aggregate of 3,545,431 Class B Shares to BDSI stockholders as of the record date on a pro rata basis based on ownership of BDSI common stock. We refer to such date as the "distribution date" in this prospectus. Holders of rights will be restricted from exercising such rights for a period of six (6) months following the distribution date. For a period of one
(1) year following such six (6) month period, the holders of rights will have the ability to exercise their rights for $0.01 per Class B Share and thereby receive Class B Shares in BND. No partial exercises of rights will be permitted. Failure to timely and properly exercise the rights will result in the expiration of the rights. If your rights expire, you will be ineligible to receive Class B Shares with respect to such rights. Such one (1) year period is referred to as the "Exercise Period" in this prospectus and the price of $0.01 per Class B Share is referred to as the "Exercise Price" in this prospectus. All proceeds from the exercise of the initial distribution of rights, which will be approximately $35,454.31 if all rights are exercised, shall be received by BDSI.

SUBSEQUENT DISTRIBUTIONS OF RIGHTS

     It is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the distribution date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of additional rights to purchase from BDSI an aggregate of 3,545,931 Class B Shares, or such greater amount of Class B Shares as may be dictated based on the then currently outstanding shares of BDSI common stock. BDSI will endeavor to distribute an equal amount of additional rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period additional rights to acquire an aggregate of 3,545,931 Class B Shares. However, this number of additional rights, and the number of Class B Shares issuable upon the exercise thereof, will fluctuate, and may change substantially, because additional rights will be distributed to BDSI stockholders pro rata in proportion to the total the number of shares of BDSI common stock outstanding as of the end of any given fiscal quarter during such three (3) year period. Over the next three (3) years, because of, among other factors, the exercise of options and warrants to purchase BDSI common stock, the number of shares of BDSI common stock is expected to increase. As a result of its option to purchase 4,185,000 Class B Shares from us, BDSI will be in a position to distribute enough additional rights, and upon exercise, additional Class B Shares, based on and in proportion to the then current outstanding shares of BDSI common stock. BDSI intends, but is not obligated, to only exercise its option on a one-to-one basis as more shares of BDSI are issued in the future.

     Unlike the Class B Shares which can be acquired following the initial distribution of rights, all additional rights will be exercisable, in each case, for a twelve (12) month period immediately upon receipt by BDSI stockholders, and at the then fair market value of the Class B Shares on the date that additional rights are distributed. Fair market value will be established by an independent valuation firm prior to the establishment of the quarterly distribution date. We believe that the future value of rights and Class B Shares will increase in all likelihood. All proceeds from the exercise of additional rights shall be received by BDSI.

     It is anticipated that following such three (3) year period, and assuming, among other factors described elsewhere in this prospectus, the full exercise of:

     o    all of the rights;
     o    all the of additional rights;
     o all options to purchase BDSI common stock under BDSI's option plan and issuance and exercise of additional rights related to such common stock; and
     o all currently outstanding BDSI warrants to purchase BDSI common stock and issuance and exercise of additional rights related to such common stock

BDSI's percentage ownership in our company will be reduced to approximately 6% of our equity interests, evidenced solely by Class A Shares. Any rights or additional rights which are not properly exercised will lapse, and BDSI shall have the right to hold or sell the Class B Shares underlying such rights or additional rights which BDSI retains.

OUR OPERATING AGREEMENT

     We are governed by a limited liability company operating agreement, dated January 8, 2003, as amended, executed by BDSI as the managing member and certain other initial equity holders. Such limited liability company operating agreement is referred to in this prospectus as the "Operating Agreement." Should you exercise your rights and acquire Class B Shares, you will be bound by the terms of the Operating Agreement, which will severally limit your rights to transfer your Class B Shares and will provide you with no rights to manage the operations of BND. The holders of Class B Shares will only have the right to participate in allocations of gain, loss and deductions and distributions of available cash declared by our board of directors. Such holders will participate in such items together with BDSI on a pro rata basis in proportion to the aggregate number of membership shares outstanding. There will be no public market for the rights or any of our membership shares.

PRINCIPAL OFFICES

     Through our management services and administrative agreement with BDSI, our principal offices are located at 5310 Cypress Center Drive, #101, Tampa, FL 33609, Tampa, Florida 33629 and our telephone number is (813) 864-2562.

                                  RISK FACTORS

         As a holder of rights, you should be aware of the following risks associated with the business opportunity of BND and its equity securities before deciding to exercise your rights and acquiring Class B Shares. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of any investment you may make in the Class B Shares. The risks and uncertainties described below are intended to be the material risks that are specific to us, to our industry or to companies whose securities are not expected to trade and where no market is expected to develop.

RISKS RELATING TO OUR BUSINESS

         WE HAVE NO MEANINGFUL OPERATING HISTORY, HAVE NOT ENTERED INTO ANY SUB-LICENSES WITH CUSTOMERS AND HAVE NOT GENERATED ANY REVENUES. CONSEQUENTLY, THERE CAN BE NO ASSURANCES THAT WE WILL BE ABLE TO COMMERCIALIZE OUR BUSINESS OPPORTUNITY.

         From the date of our inception on January 8, 2003 through March 31, 2003, we have recorded expenses totaling approximately $197,000. As of March 31, 2003, we had a working capital balance of approximately $340,000. All of our capital was loaned to us by BSDI in connection with our formation. Our ability to generate license revenue and achieve profitability depends upon our ability, alone or with others, to execute sub-licenses, assist and cooperate with potential licensees to complete the development of their proposed products.

         We have not entered into any sub-licenses as a licensor or generated any revenue. Since our inception, we have entered into a sub-license agreement and a management services and administrative agreement with BDSI and engaged in limited research and development. This limited history may not be adequate to enable you to fully assess our ability to develop our sub-licensed technologies and achieve market acceptance and respond to competition. We cannot be certain as to when or whether we will sign sub-licenses, nor can we anticipate when such sub-licenses will begin, if ever, to commercialize and market proposed products.

         SHOULD WE OR BDSI LOSE THE USE OF THE FACILITIES OF THE UNIVERSITY OF MEDICINE AND DENTISTRY OF NEW JERSEY FOR OUR RESEARCH AND DEVELOPMENT, OUR ABILITY TO EXPLOIT OUR BUSINESS OPPORTUNITY WOULD BE MATERIALLY AFFECTED.

         We have no research and development facilities of our own. As of the date of this prospectus, we are entirely dependent on third parties to use their facilities to conduct research and development. To date, we have relied on the University of Medicine and Dentistry of New Jersey and Albany Medical College for this purpose through our management services and administrative agreement with BDSI. Additionally, these universities own certain of the patents to our nutrient delivery technology which are licensed to BDSI which we, in turn, sub-license from BDSI. Our inability to conduct research and development may delay or impair our ability to obtain and secure sub-licenses of our sub-licensed technology.

         We do not currently have plans nor are we planning in the near future to relocate out of the space made available to us at the University of Medicine and Dentistry of New Jersey by BDSI pursuant to our management services and administrative agreement. We currently maintain a good working relationship with BDSI and believe that so long as we maintain such relationship we will have access to such facilities, provided, that BDSI is permitted access. Should the situation change and we are required to relocate on short notice, we do not currently have an alternate facility where we could relocate. The cost and time to establish or locate an alternative research and development facility to develop our sub-licensed technology, other than through the universities, would be substantial and would delay our ability to obtain and secure licenses, assuming that we have not defaulted on the terms of our sub-license with BDSI and can continue.

         WE ARE DEPENDENT ON BDSI FOR THE DEVELOPMENT OF OUR NUTRIENT DELIVERY TECHNOLOGY, WHICH EXPOSES US TO THE RISK OF RELIANCE ON BDSI'S VIABILITY.

         We are dependent on BDSI and the failure of BDSI's operations would have a significant impact on us. We rely upon BDSI in conducting our research and development activities. The loss of or failure to perform by BDSI under this arrangement would substantially disrupt or delay our research and development activities. This loss may also increase our expenses and materially harm our business, financial condition and results of operation. Through our management services agreement with BDSI, we perform all of our research with respect to the sub-license on the premises of the University of Medicine and Dentistry of New Jersey. To date, all of our funding has come from BDSI.

         BDSI HAS THE RIGHT TO TERMINATE OUR SUB-LICENSE WITH THEM AND THE LOSS OF SUCH SUB-LICENSE WOULD BE HIGHLY DETRIMENTAL TO US AND OUR BUSINESS PROSPECTS.

         Should BDSI elect or have cause to terminate our sub-license with them, we would have no business opportunity. Our current business opportunity is based solely upon the technology that we sub-license from BDSI. BDSI may terminate our sub-license agreement subsequent to our entering into any sublicense with a third party:

     o    at no cost to BDSI, upon our default under the agreement, or

     o for any reason or no reason upon the payment to us by BDSI of a license termination fee equal to six (6) times our trailing twelve
          (12) months gross revenues.

         Any such termination would be highly detrimental to our operations and financial results.

         WE ARE EXPOSED TO PRODUCT LIABILITY WHICH COULD PLACE A SUBSTANTIAL FINANCIAL BURDEN ON US, SHOULD WE BE SUED, BECAUSE WE DO NOT CURRENTLY HAVE PRODUCT LIABILITY INSURANCE ABOVE AND BEYOND OUR GENERAL INSURANCE COVERAGE.

         Our business exposes us to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of consumable products. No assurances can be given that such claims will not be asserted against us. A successful liability claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations.

         We do not currently have any product liability insurance or other liability insurance relating to our sub-licensed technology. We cannot assure you that we will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against our potential liabilities. Furthermore, potential partners with whom we have collaborative agreements or our future sub-licensees may not be willing to indemnify us against these types of liabilities and may not themselves be sufficiently insured or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by us could have a material adverse effect on our business, financial condition and results of operations.

         We intend to seek insurance against such risks before our sub-licensed technology is used and product sales are commenced by third-party licensees, although no assurances can be given that such insurance can be obtained at such time, if at all, or even if available, that the cost will be affordable. Even if we obtain insurance, it may prove inadequate to cover claims and/or litigation costs. The cost and availability of such insurance are unknown. Product liability claims or other claims related to our intended products, regardless of their outcome, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims. Any such claim could significantly harm our reputation and delay market acceptance of our sub-licensed technology or products incorporating such technology.

         ACCEPTANCE OF OUR SUB-LICENSED TECHNOLOGY IN THE MARKETPLACE IS UNCERTAIN AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL PREVENT OR DELAY OUR ABILITY TO ENTER INTO LICENSES AND GENERATE REVENUES.

         Our future financial performance will depend, at least in part, upon the identification of large food processors that are willing to enter into sub-licenses with us for our sub-licensed technology. Those processors will have to successfully test our sub-licensed technology and agree to introduce such technology into their manufacturing process and gain consumer acceptance. The degree of market acceptance will depend upon a number of factors, including:

     o the establishment and demonstration of the advantages, safety and efficacy of our nutrient delivery technologies;

     o    competitive pricing;

     o our ability to attract sub-licensees in the food and beverage processing sectors; and

     o    such sub-licensees' ability to market their products.

         Consumers in general may be unwilling to accept, utilize or purchase any products containing our sub-licensed technology. If we are unable to sub-license our sub-licensed technology when planned, we may not achieve any market acceptance or generate revenue.

         WE MAY BE SUED BY THIRD PARTIES WHO CLAIM THAT OUR SUB-LICENSED TECHNOLOGY INFRINGES ON THEIR INTELLECTUAL PROPERTY RIGHTS, PARTICULARLY BECAUSE THERE IS SUBSTANTIAL UNCERTAINTY ABOUT THE VALIDITY AND BREADTH OF PATENTS.

         We may be exposed to future litigation by third parties based on claims that our sub-licensed technologies, products incorporating such technologies, or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in technology patents such as those we have sub-licensed and the breadth and scope of trade secret protection involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation.

         In addition, intellectual property litigation or claims could force us to do one or more of the following:

     o cease selling, making, using, importing, incorporating or using any of our sub-licensed technologies and/or products that incorporate the challenged intellectual property, which would adversely affect our revenue;

     o obtain a license from the holder of the infringed intellectual property right, which license may be costly or may not be available on reasonable terms, if at all; or

     o redesign the products incorporating our sub-licensed technology, which would be costly and time-consuming.

         As of the date of this prospectus, we have not engaged in discussions, received any communications, nor do we have any well-founded reason to believe that any third party is challenging or has the right proper legal authority to challenge the intellectual property rights that we have sub-licensed or those of the actual patent holders.

         WE MAY LOSE VALUABLE RIGHTS, EXPERIENCE REDUCED MARKET SHARE, ASSUMING ANY, OR INCUR COSTLY LITIGATION IF WE ARE UNABLE TO ADEQUATELY MAINTAIN, PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

         Our inability to maintain trade secret protection and operate without infringing the proprietary rights of others would be detrimental to our growth and development. The current and future development of our nutrient delivery technology is contingent upon whether we are able to maintain our sub-license with BDSI and to access the applicable patents. Without this sub-license, the technology would be protected from our use and we would not be able to even conduct research without prior permission from the patent holder. Therefore, any disruption in access to the technology could substantially delay the development of our sub-licensed technology. In addition, pursuant to the sub-license agreement, BDSI has granted us a license to use BDSI's registered trademark, "Bioral." Loss of our rights under the sub-license agreement would cause us to cease using such trademark.

         Our sub-licensed patents may not provide protection against competitive technologies or may be held invalid if challenged or circumvented. Our competitors may also independently develop nutrient delivery technologies or products similar to ours or design around or otherwise circumvent patents issued to us or licensed by us. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as U.S. law. Failure to protect our technologies from competitors could materially effect our prospects in the market.

         We will also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Our agreements with third parties to protect our trade secrets and other confidential information may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in trade secrets, technical know-how and other non-patented technology.

         We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability. Enforcing or defending our rights is expensive, could cause diversion of our resources and may not prove successful. Any failure to enforce or protect our rights could cause us to lose the ability to exclude others from using our sub-licensed technology to develop or sell competing products.

         KEY COMPONENTS OF OUR NUTRIENT DELIVERY TECHNOLOGIES MAY BE PROVIDED BY SOLE OR LIMITED NUMBERS OF SUPPLIERS, AND SUPPLY SHORTAGES OR LOSS OF THESE SUPPLIERS COULD RESULT IN INTERRUPTIONS IN SUPPLY OR INCREASED COSTS.

         Certain components used in our research and development activities, such as lipids (more commonly know as fats, which we use to formulate our cochleate delivery vehicles), are currently purchased from a single or a limited number of outside sources by BDSI on our behalf. For example, we currently purchase, through BDSI, our lipid supplies from a limited number of sources. The reliance on a sole or limited number of suppliers could result in:

     o potential delays associated with research and development due to an inability to timely obtain a single or limited source component;

     o potential inability to timely obtain an adequate supply of required components; and

     o potential of reduced control over pricing, quality and timely delivery.

         We do not have long-term agreements with BDSI and they do not have any with any of their suppliers, and therefore the supply of a particular component could be terminated without penalty to the supplier. Any interruption in the supply of components could cause us to seek alternative sources of supply. If the supply of any components is interrupted, components from alternative suppliers may not be available in sufficient volumes within required timeframes, if at all, to meet our needs. This could delay our ability to secure licenses, complete commercialization, incur additional costs or harm our reputation.

         Further, components from a new supplier may not be identical to those provided by the original supplier. Such differences, if they exist, could affect product formulations or the safety and effectiveness of our sub-licensed technology that are being developed.

         As of the date of this prospectus, and based upon our discussions with these suppliers, we do not foresee nor have any current reason to believe that there will be any meaningful interruption, delay, or termination of supplies.

         WE MAY NOT BE ABLE TO SECURE SUB-LICENSES DUE TO LIMITED RESOURCES AND EXPERIENCE.

         We have no direct experience in identifying structuring and securing nutrient delivery sub-licenses in the processed foods industry, although certain members of our management have related and relevant experience in structuring and securing licenses in the drug delivery sector. We may incur substantial additional expenses in developing, training and managing personnel to undertake these responsibilities. Any such direct sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive and well-funded marketing operations. Our marketing efforts may be unable to compete against these other companies. We may be unable to establish a sufficient marketing organization on a timely basis, if at all.

         WE MAY INCUR DELAYS OR ADDITIONAL EXPENSES IN OUR ATTEMPT TO ESTABLISH MARKET ACCEPTANCE IF WE ARE UNABLE TO CONVINCE PROCESSED FOODS MANUFACTURERS AND THEIR CONSUMERS AS TO THE BENEFITS OF OUR SUB-LICENSED TECHNOLOGY.

         Broad use of our nutrient delivery technology may require processed food and beverage manufacturers and their consumers to be informed regarding the intended benefits of our sub-licensed technology. The time and cost of such an educational process may be substantial. Inability to successfully carry out this education process may adversely affect market acceptance of our sub-licensed technology and the proposed products of our sub-licensees. We may be unable to timely educate processed foods manufacturers and their consumers regarding our intended products in sufficient numbers to achieve our marketing plans or to achieve product acceptance. Any delay in processed foods manufacturers and their consumers' education may materially delay or reduce demand for our sub-licensed technology. In addition, we may expend significant funds towards the education of processed food and beverage manufacturers and their consumers before any acceptance or demand for our technology is created, if at all.

         WE MAY HAVE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE BECAUSE OF OUR LIMITED OPERATING HISTORY AND BUSINESS RISKS ASSOCIATED WITH OUR COMPANY.

         Our business currently does not generate any sales from our sub-licensed technology. We do not know when this will change, if ever. BDSI has expended, and we will continue to expend, funds in the research, development and testing of our nutrient delivery technology. We may require additional funds to conduct research and development and to provide for the marketing of our technology. We believe that our current working capital should fund our operations through December 31, 2003. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs or marketing efforts which may materially harm our business, financial condition and results of operations.

         We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources, which may be dilutive or otherwise have a material effect on our current or future business prospects. If adequate funds are not available, we may be required to significantly reduce or refocus our development efforts with regards to our nutrient delivery technology rights.

         WE MAY BE UNSUCCESSFUL IN DEVELOPING OUR BUSINESS BECAUSE OF COMPETITIVE PRESSURES.

         We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies in a rapidly changing industry. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar effects compared to our sub-licensed technology. Our competitors may develop nutrient delivery technologies that are safer, more effective or less costly than our intended products and, therefore, present a serious competitive threat to us. Such competition is expected to increase.

         In addition, we may need to expend significant time and resources to secure and retain customer acceptance, which resources we may not have. Developments and activities by larger and better financed competitors may render our sub-licensed technologies noncompetitive or obsolete. These entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more sales, marketing, manufacturing, financial and managerial resources. As a result, we may be unable to keep pace with technological developments or other market factors.

         WE DEPEND UPON KEY PERSONNEL THROUGH OUR MANAGEMENT AGREEMENT WITH BDSI WHO MAY TERMINATE THEIR EMPLOYMENT WITH US AT ANY TIME, EXPOSING US TO THE RISK OF THE LOSS OF THEIR SERVICES.

         Our viability will depend to a significant degree upon the continued services of key management, including Francis E. O'Donnell, Jr., M.D. and Mr. James McNulty, whose services we have access to only through our management services and administrative agreement with BDSI. We have no direct employment arrangements with such individuals, nor is it expected or contemplated that we will. Under the terms of our , such individuals and our key scientific and technical personnel devote only a portion of their time to BND. It is anticipated that identifying potential licensees, initiating and managing the evaluation process, and securing and thereafter managing licensing relationships will consume considerable time and energy from these individuals, which time may not be available under the terms of our agreement with BDSI. In addition, if such individuals leave BDSI, or if our management services agreement is terminated, we will loose the services of these key personnel.

         Our president and chief executive officer, Dr. Francis E. O'Donnell, does not currently have any "key man" life insurance coverage. This insurance, if issued, may not adequately compensate us for the loss of their services. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring and integrating such qualified personnel is often lengthy. We may be unable to recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays to development or approval, loss of sales and diversion of management resources.

RISKS RELATED TO OUR INDUSTRY

         WE OPERATE IN A HIGHLY REGULATED INDUSTRY, WHICH EXPOSES OUR BUSINESS TO SIGNIFICANT RISKS.

         Our industry is subject to regulation by the United States Department of Agriculture, the United States Food and Drug Administration and the departments of agriculture of the several states. If products incorporating our sub-licensed technologies fail to conform to regulatory requirements, the persons or entities to whom we sub-license our technology could lose sales, we could lose royalty revenues and our business could be seriously harmed. Additionally, any failure of such products to comply with relevant regulations could delay their introduction and require costly and time-consuming changes. Even if the products utilizing our sub-licensed technology receive regulatory approval, either in the United States or internationally, those same products will continue to be subject to extensive regulatory requirements. These regulations are wide ranging and govern, among other things:

     o    adverse reaction experience reporting regulations;

     o    product promotion;

     o product manufacturing, including good manufacturing practice requirements; and

     o    product changes or modifications.

         If we or our sub-licensees fail to comply or maintain compliance with such laws and regulations with respect to products of theirs which incorporate our sub-licensed technologies, they may be fined or barred from selling such products. If the Food and Drug Administration believes that our sublicensees are not in compliance with the law, it can:

     o    seize their products;

     o    mandate a recall;

     o    stop future sales through injunctive procedures; and/or

     o    assess civil and criminal penalties.

         THE FOOD PROCESSING MARKET IS RAPIDLY CHANGING AND COMPETITIVE, AND NEW NUTRIENT DELIVERY MECHANISMS DEVELOPED BY OTHERS COULD IMPAIR OUR ABILITY TO MAINTAIN AND GROW OUR BUSINESS.

         The food and beverage processing industries are subject to rapid and substantial technological change. Developments by others may render our sub-licensed technologies and intended products of our sub-licensees noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

         Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar therapeutic effects compared to our sub-licensed technology. Our competitors may develop nutrient delivery technologies that offer safer, more effective solutions or are less costly than our sublicensed technology. Such technologies present a serious competitive threat to us.

         The potential widespread acceptance of alternatives to our nutrient delivery technology may limit market acceptance of our sub-licensed technology. The established use of these competitive supplements or solutions may limit the potential for our sub-licensed technologies and products to receive widespread acceptance, if commercialized.

RISKS RELATED TO THE DISTRIBUTION, RIGHTS AND THE CLASS B SHARES

         THE DISTRIBUTION OF RIGHTS MAY BE TREATED AS A TAXABLE EVENT AND YOU WILL RECEIVE NO CASH WITH WHICH TO PAY YOUR TAXES.

         The receipt by holders of BDSI common stock of any rights in the initial distribution of rights or any subsequent distribution of additional rights may constitute a taxable distribution for U.S. federal income tax purposes, subject to taxation under the rules of Section 301 of the Internal Revenue Code. The amount of the taxable distribution will be the fair market value of the rights on the distribution date. The fair market value of the rights on the distribution date is estimated to be $0 based on a report we received from a third-party valuation firm relating to BND. However, the IRS may take the position that the rights have a value notwithstanding such report. If the IRS takes this position, you may not receive a sufficient amount of money from BND to pay the taxes which could be due based on the fair market value of the rights.

         Additionally, it is our goal that the fair market value of BND will increase over time. As a result, the fair market value of any additional rights, and the exercise price of such additional rights, may increase over time as quarterly distributions to BDSI stockholders of additional rights occur. If future additional rights are valued at more than nominal value, and if such distributions constitute taxable distributions for U.S. federal income tax purposes, you may not receive a sufficient amount of money from BND to pay the taxes which could be due based on the fair market value of the additional rights.

         AS A MEMBER OF BND, YOU MAY BE ALLOCATED INCOME AND RECEIVE NO CASH WITH WHICH TO PAY YOUR TAXES.

         As a holder of Class B Shares, you will be a member of BND, which is a Delaware limited liability company. As such, you may be allocated income and not receive cash with which to pay your taxes on such income.

         Each holder of rights or additional rights who exercises rights or additional rights and thereby receives Class B Shares will be required to report on its Federal income tax return its allocable share of BND's income, gain, loss, and deduction. As a holder of Class B Shares, you may therefore incur liability for taxes in excess of any distributions of cash you receive from BND. Although the Operating Agreement requires our board of directors to make "tax distributions" (i.e., distributions of cash sufficient for Share holders to pay the tax on income allocated to them based on their interest in BND), there can be no assurances that BND will have sufficient cash flow to distribute such funds to holders of the Class B Shares.

         YOU WILL NOT BE ABLE TO SELL YOUR RIGHTS, ANY ADDITIONAL RIGHTS OR CLASS B SHARES AND ANY INCOME FROM HOLDING CLASS B SHARES IS EXPECTED TO COME ONLY FROM DISTRIBUTIONS OF CASH FROM US DECLARED BY BDSI IN ITS SOLE DISCRETION.

         As a holder of Class B Shares, it is expected that your only economic benefit will be from cash distributions declared by our board of directors in its sole discretion. Our board of directors shall be appointed solely be BDSI. No assurances can be given as to when, if ever, such cash distributions will be made.

         Your holdings of the rights or the additional rights, and upon exercise thereof, your holdings of Class B Shares, should be considered illiquid. Following the initial distribution of rights, there will be no public market for the rights and following the exercise of the rights, there will be no public market for the Class B Shares. There will be no public market for any additional rights which may be distributed. No public market for the Class B Shares may ever develop or be sustained. It will be in BDSI's sole discretion, as our managing member, whether to seek to list the rights, additional rights or Class B Shares on any exchange or quotation service. If a public market for the Class B Shares does not develop, the liquidity of your investment will be severely limited. For registered holders of BDSI common stock, rights will be the subject of a "lock up" agreement and the rights, the additional rights and the Class B Shares will not be freely transferable and will be affected by restrictions imposed under Federal and state securities laws. "Street name" holders of BDSI common stock will automatically be unable to transfer their rights. In addition, the Operating Agreement will provide that holders of Class B Shares may not sell or transfer their Class B Shares without the prior approval of BDSI, among other conditions.

         Since there will be no public market for the Class B Shares, and therefore no publicly established value for such securities, we intend to rely on a third-party-appraisal firm to value BND and, as a result, the additional rights and the Class B Shares issuable upon the exercise thereof, on a quarterly basis in connection with the distribution by BDSI of additional rights. No assurances can be given that such valuations will be accepted for federal income tax purposes or any other purpose. If the Internal Revenue Service, or IRS, or any other taxing or other governmental authority disagrees with the value placed on BND at any given time, you could suffer material adverse tax or other consequences.

         AS A HOLDER OF RIGHTS, ADDITIONAL RIGHTS OR CLASS B SHARES, YOU WILL HAVE NO RIGHT TO CONTROL BND OR VOTE ON ANY MATTERS RELATING TO OUR BUSINESS OR OPERATIONS.

         Prior to and following the exercise of the rights, and pursuant to the Operating Agreement, BDSI will act as our managing member. As such, BDSI, together with certain of its officers and directors, will control BND. Pursuant to the terms of the Operating Agreement, BDSI and these individuals will make all determinations on behalf of BND relating to all company actions. As a holder of Class B Shares, you will have no rights relating to the governance of BND. The terms of the Operating Agreement will thus allow BDSI and certain of its officers and directors to make decisions that you may disagree with little recourse available to you. The terms of the Operating Agreement may also discourage, delay or prevent a change in our management team that you or other holders of Class B Shares may consider favorable.

         YOUR EQUITY INTERESTS IN BND ARE SUBJECT TO SIGNIFICANT DILUTION.

         We will have the right to issue an unlimited amount of additional Class B Shares above and beyond those issuable upon the exercise of the rights and the additional rights, which issuances will dilute your holdings of BND, including in connection with

     o the rights of our employees to acquire up to 1,000,000 Class B Shares pursuant to our 2003 Class B Membership Share Option Plan;

     o the right of distribution agent to purchase, over time, 200,000 Class B Shares;

     o raising additional capital and issuing additional Shares in consideration thereof; and

     o    issuing Shares to third parties as joint venturers or partners

         In addition, to the extent that you acquire Class B Shares by exercising rights and thereafter elect not to exercise any additional rights which may be distributed to you, your holdings of BND will be diluted.

         NO ASSURANCES CAN BE GIVEN THAT ANY SUBSEQUENT DISTRIBUTIONS OF ADDITIONAL RIGHTS WILL OCCUR IN ACCORDANCE WITH THE TIMING SCHEDULE WE ANTICIPATE.

         You should not exercise your rights in the expectation that there will definitively be subsequent distributions of additional rights. No assurances can be given that quarterly distributions of additional rights will be effected in the manner presented in this prospectus or that BDSI will have cash to exercise its option from us to acquire up to 4,185,000 Class B Shares in order to make such shares available for acquisition by BDSI stockholders, or that BDSI will, in fact, make such shares available for acquisition through the issuance by BDSI of additional rights.

         WE MAINTAIN THE RIGHT, IN OUR SOLE DISCRETION, TO CONVERT BND TO A CORPORATION, WHICH MAY HAVE CERTAIN DETRIMENTAL EFFECTS.

         The Operating Agreement grants our board of directors the right, in its sole discretion, to convert BND from a limited liability company to a "C" corporation. If this occurs, and if BND thereafter makes dividend payments, under current federal income tax rules you will be taxed on such dividends and BND, as a corporation, will not be permitted to deduct such dividends, thereby resulting in double taxation of such dividends. Your Class B Shares will also be converted into equity interests in such corporation and you will be become a shareholder of such corporation and thereby subject to applicable legal requirements.


         OUR INABILITY TO MAINTAIN PROSPECTUS AND STATE BLUE SKY REGISTRATIONS REQUIRED TO EXERCISE RIGHTS WOULD EFFECT YOUR ABILITY TO EXERCISE SUCH RIGHTS.

         Holders of rights and additional rights will be able to exercise their rights and additional rights only if a current registration statement relating to the Class B Shares is then in effect and only if the Class B Shares are qualified for sale under the securities laws of the applicable state or states. We intend to file and keep current a registration statement covering the Class B Shares issuable upon exercise of the rights prior to the six (6) month anniversary of the initial distribution of rights, but there can be no assurance that we will be able to do so. Although we intend to seek to qualify the Class B Shares for sale in those states where the rights and additional rights are to be distributed, there is no assurance that such qualification will occur. The Class B Shares associated with additional rights may be deprived of any value if a registration statement covering such Class B Shares is not effective and available or the Class B Shares are not or cannot be registered in the applicable states.

RISKS RELATED TO OUR MANAGEMENT AND DIRECTORS

         OUR MANAGEMENT TEAM HAS RELATIONSHIPS WHICH MAY POTENTIALLY RESULT IN CONFLICTS OF INTEREST.

         Dr. O'Donnell, who is an executive officer and on our board of directors is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Dr. O'Donnell may be conflicted and may be forced to take actions, directly or indirectly, which may be detrimental to us. Similarly, James McNulty serves as the Chief Financial Officer for both us and BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Mr. McNulty may be conflicted and may be forced to take actions, directly or indirectly, which may be detrimental to us.

         MEMBERS OF OUR BOARD OF DIRECTORS ARE ALSO DIRECTORS AND/OR OFFICERS OF BDSI, WHICH MAY CAUSE CONFLICTS OF INTERESTS.

         Drs. Francis E. O'Donnell and L.M. Stephenson are members of our board of directors and also members of BDSI's board of directors. Dr. Susan Gould-Fogerite is a member of our board of directors and an officer of BDSI. While we believe that the presence of "outside" directors on our board (Susan Bonitz and Mauro Bove) will help minimize the potential for conflicts of interests, no assurances can be given that such conflicts will arise. Moreover, no assurances can be given as to how potentially conflicted board members will evaluate their fiduciary duties to, respectively, BDSI and BND or how such individuals will act under such circumstances.



                  [remainder of page intentionally left blank]

                                EXPLANATORY NOTE

         Certain portions of this prospectus have been prepared on a prospective basis on the assumption that, among other things, the distribution of rights to purchase our Class B Shares, the exercise of such rights and related transactions contemplated to occur prior to or contemporaneously therewith, will be consummated as contemplated by this prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this prospectus.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included in this prospectus, including any exhibit hereto, that address future activities, events or developments, including such things as:

     o the occurrence of the distribution of the rights or the distribution of any additional rights to acquire Class B Shares;

     o the future exercise of the rights or any other right to acquire our Class B Shares by the holders thereof, including, but not limited to, the exercise of the option held by BDSI to purchase up to 4,185,000 of our Class B Shares;

     o    identifying and securing sub-licenses with customers;

     o future revenues associated with sub-licensing our sub-licensed technology;

     o    our ongoing relationship with BDSI;

     o    market acceptance of our sub-licensed technology;

     o    responses from competitors; and

     o    our business strategy and measures to implement such strategy,

are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "plans," "intends," "should," "seek" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These statements are based on historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results will conform to our expectations and predictions is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially. Some of the factors that may cause results to differ are discussed in the "Risk Factors" section of this prospectus, including those related to our success or failure to implement our business strategy, changes in general economic conditions, the opportunities or lack thereof that may be presented to and pursued by us, changes in laws or regulations, changes in technology and other factors, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS AND THEIR
                            DISTRIBUTION AND EXERCISE

         The following section answers various questions that stockholders of BDSI may have with respect to the initial distribution of rights and the rights themselves. This section does not purport to answer all possible questions regarding the initial distribution of rights and the rights and BDSI stockholders are therefore urged to consult their own legal and accounting advisors regarding the matters discussed herein.

         Q:       WHY IS BDSI EFFECTING THE DISTRIBUTION?

         A: BDSI's board of directors and management believe that the distribution of rights is in the best interests of BDSI, BDSI's current and future stockholders, and BND. A primary goal of the distribution of rights is to give current and future BDSI stockholders the right to participate directly in the corporate opportunity represented by the processed food application of BDSI's encochleation technology. BDSI's board of directors and management also believe that facilitating a process of separating BND and its sub-licensed technology rights from the rest of BDSI's businesses will allow both BND and BDSI to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. BND's business is a distinct business with significant differences from BDSI's other current operations with respect to its markets, products, liability exposure and plans for growth. BDSI's board of directors and management believe that separating the two companies will enhance the ability of each of BND and BDSI to focus on their respective core businesses, their own research and development efforts, pursue different strategic initiatives and new business opportunities and to isolate the risks and liabilities associated with the disparate business opportunities. For a more detailed discussion of the reasons for the distribution of the rights, see the section in this prospectus entitled "The Rights, The Distribution and the Exercise of the Rights-- Reasons for the Distribution."

         Q:       WHY IS BDSI RETAINING INTERESTS IN BND?

         A: BDSI owns 708,586 Class A Shares, which allow it to act as our managing member in accordance with the terms of the Operating Agreement. Prior to the exercise of the rights, BDSI will own 7,085,862 Class B Shares in the aggregate. An aggregate of 3,545,431 of these Class B Shares will be available for purchase from BDSI upon the exercise of the rights. The remaining amount of Class B Shares are intended to be available for purchase by BDSI stockholders upon the distribution by BDSI, and subsequent exercise, of additional rights.

         Following the initial distribution of rights, and assuming the full exercise thereof, there will be 3,540,431 Class B Shares held by BDSI, plus an additional 4,185,000 Class B Shares which may be acquired by BDSI from us in the future pursuant to five (5) year option we granted BDSI upon our formation. BDSI was granted the option in order to be able to distribute additional rights to BDSI stockholders based on the number of BDSI stockholder at any given time, which number is expected to increase as options and warrants to purchase BDSI stock are exercised in the future. There are 2,100,000 options available for purchase under BDSI's option plan and 2,085,000 issued and outstanding warrants to purchase shares of BDSI common stock. These numbers may increase in the future.

         Assuming the full exercise of all of the rights and all of the additional rights, and further assuming:

     o the exercise of all options under BDSI's option plan and all currently outstanding BDSI class A warrants to purchase BDSI common stock, and
     o the issuance and exercise of additional rights relating to such common stock, and
     o the exercise by BDSI of a sufficient number of Class B Shares under its option from us to purchase Class B Shares, and
     o that such Class B Shares are made available for acquisition by BDSI stockholders,

         BDSI's percentage ownership in our company will be reduced to approximately 6% of our equity interests, although this percentage is subject to dilution. This 6% equity interest, assuming the occurrence of all of the foregoing, which is not assured, would be evidence solely by Class A Shares. If the foregoing assumptions do not occur, or occur only in part, BDSI will remain a holder of some number of Class B Shares. BDSI intends, but is not obligated, to only exercise its option to purchase 4,185,000 Class B Shares on a one-to-one basis as BDSI options and warrants are exercised so that sufficient numbers of Class B Shares are available for purchase by all holders of BDSI common stock at any given time.

         Q:       OTHER THAN BDSI, WHO WILL HOLD INTERESTS IN BND?

         A: BDSI, our founders and our legal counsel were granted, respectively, 7,794,448 aggregate membership shares and 375,000 and 37,500 Class B Shares, in connection with our formation. As part of our formation, we also granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01.

         In addition to such persons and entities, holders of rights (i.e., holders of BDSI common stock as of the record date) and holders of additional rights who properly exercise such rights and additional rights will receive Class B Shares. Additionally, the Operating Agreement creates a 2003 Class B Membership Share Option Plan which allows our board of directors, even prior to the exercise of the rights, to issue options to directors, officers and consultants of BND to purchase an aggregate of 1,000,000 Class B Shares. Options issued under this plan will not be exercisable until the commencement of the Exercise Period. Also, pursuant to our agreement with the distribution agent, we will be granting the distribution agent the right to purchase, over time, 200,000 Class B Shares as consideration for its services to us. See "Business and Properties - Distribution Agent."

         Additionally, the Operating Agreement allows our board of directors to issue an unlimited number of Class B Shares or other securities of BND, which we may issue in connection with raising additional capital and/or to third parties as in connection with the formation of joint ventures.

         Q:       WHEN WILL THE DISTRIBUTION OCCUR?

         A: It is anticipated that the distribution date will occur as soon as is practicable following the declaration of effectiveness by the United States Securities and Exchange Commission, or SEC, of the registration statement of which this prospectus is a part. There can be no assurances given that the initial distribution of rights will occur as of such date.

         Q:       WHAT BUSINESS WILL BND CONDUCT FOLLOWING THE DISTRIBUTION?

         A: Following the initial distribution of rights, BND, which is and will remain, a majority-owned subsidiary of BDSI until sufficient additional rights are exercised, and the exclusive world-wide perpetual sub-licensee of BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption, will begin to commercially exploit this license. Since its formation on January 8, 2003, BND has only entered into the sub-license agreement and management services and administrative agreement with BDSI and has not conducted any meaningful business or operations of any kind or nature, except for certain testing and research of the sub-licensed technology. See "Business and Properties."

         Q:       WHAT WILL BDSI STOCKHOLDERS RECEIVE AS A RESULT OF THE
DISTRIBUTION AND EXERCISE OF THE RIGHTS?

         A: In the initial distribution of rights, each BDSI stockholder as of the record date will receive a right to purchase a pro rata share, based on such holder's percentage holdings of BDSI, of 3,545,431 Class B Shares. As a holder of a Right, each BDSI stockholder as of the record date will be entitled, for a period of one (1) year following the six (6) month anniversary of the distribution date, to purchase such amount of Class B Shares for an exercise price of $0.01 per Class B Share.

         The rights shall only be exercisable under the following conditions:

     o for registered holders of BDSI common stock (i.e., those who don't hold their BDSI shares in "street name"), the holder must exercise a "lock-up" agreement in favor of BDSI and BND agreeing not to transfer the rights; and

     o the exercising holder, regardless of how such holder holds BDSI common stock, must sign a joinder agreement to be bound by the terms of the Operating Agreement, which will severally restrict the rights of the holders of Class B Shares. See "Risk Factors - Risks Related to the Distribution, Rights and the Class B Shares" and "The Operating Agreement and the Rights of the Holders of Class B Shares."

         Holders of BDSI common stock who hold their shares in "street name" (i.e., through a broker or nominee) will be automatically precluded from transferring their rights as a result of the electronic systems utilized by the Depository Trust Company, or DTC, the organization in charge of tracking the holders of BDSI common stock.

         Failure to timely exercise the rights under these conditions will result in the expiration of the rights. If your rights expire, you will be ineligible to receive Class B Shares pursuant to the rights.

         The rights are non-transferable, non-redeemable and do not entitle the holder to obtain additional interests in BDSI.

         BDSI currently intends to distribute the rights by book entry. If you are a registered holder of BDSI stock as of the record date, instead of physical certificates, you will receive from BDSI's transfer agent shortly after the distribution date a statement of your book entry account for the rights. If you are not a registered holder of BDSI common stock because such rights are held on your behalf by your stockbroker or other nominee (i.e., if you hold in "street name"), your rights should be credited to your account with your stockbroker or nominee on or about the distribution date. See "The Rights, the

Distribution and the Exercise of the Rights." We intend to effect distributions of additional rights by BDSI in a similar manner.

         Q:       WHAT DO I HAVE TO DO TO RECEIVE MY RIGHTS?

         A: "Street name" holders of BDSI common stock will receive their non-transferable rights via a credit to their account with their broker or nominee on or about the distribution date. DTC will not allow "street name" holders to transfer their rights.

         For registered holders of BDSI common stock, as a condition to being entitled to receive rights, you must agree to refrain from the sale, transfer or encumbrance of the rights by executing and returning the "lock-up" agreement in favor of BDSI and BND which accompanies this prospectus. Assuming that you return your fully executed lock-up agreement, your rights will be reflected in an account statement that BDSI's transfer agent will send to you shortly after the distribution date.

         Q:       WHEN WILL I RECEIVE MY RIGHTS?

         A: If you hold shares of BDSI common stock in your own name, your account statement will be mailed to you on or about the distribution date, assuming you comply with all requirements. You should allow several days for the mail to reach you.

         If you hold your shares of BDSI common stock through your stockbroker, bank or other nominee, you are probably not a stockholder of record of BDSI and your receipt of rights will depend on your arrangements with the nominee that will holds your rights for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with rights on or about the distribution date, but you should check with your stockbroker, bank or other nominee. See "The Rights, the Distribution and the Exercise of the Rights--Manner of Effecting the Distribution."

         Q:       CAN I REFUSE TO ACCEPT MY RIGHTS?

         A:       No.  Rights and additional rights are being distributed as a dividend to BDSI stockholders, just like any other dividend. As a result, BDSI stockholders can not refuse their rights or additional rights. However, a holder of rights may simply refuse to exercise them, which decision may be made in the holder's sole discretion.

         Q:       WHEN WILL I RECEIVE MY ACTUAL CLASS B SHARES?

         A: The rights which are being distributed as of the distribution date are not exercisable for a period of six (6) months following the distribution date. Assuming that you agree to the lock-up agreement terms and timely exercise your rights and pay for your Class B Shares at an exercise price equal to $0.01 per right during the Exercise Period and otherwise fulfill all conditions to exercise, you will receive your Class B Shares at the time you meet such conditions. For a more detailed explanation of this process, the section herein entitled "The Rights, The Distribution and the Exercise of the Rights - Manner of Exercising the Rights." You may not partially exercise your rights. If you receive fractional rights based on your holdings of BDSI common stock, such rights will be rounded up to the nearest whole right.

         Q:       WHO WILL CONTROL BND PRIOR TO AND FOLLOWING THE EXERCISE OF
THE RIGHTS?

         A: Prior to and following the exercise of the rights and any additional rights, BDSI shall remain the managing member of BND and shall have the right to appoint the member's of BND's board of directors who shall, in turn, have the right to appoint BND's officers, in each case regardless of the number of Class A Shares or Class B Shares it owns. For a description of the rights of the holders of Class B Shares and the rights of BDSI as the managing member of BND, see the section herein entitled "The Operating Agreement and the Rights of the Holders of Class B Shares". As a result, BDSI will always control BND.

         Q:       HOW WILL THE DISTRIBUTION AND EXERCISE OF RIGHTS AFFECT THE
MARKET PRICE OF BSDI'S COMMON STOCK?

         A: Since you will not be able to exercise you rights for six (6) months following the distribution date, and since the initial distribution of rights is a one-time event with a set record date, BDSI is expecting that the trading price of its common stock immediately following the initial distribution of rights should be similar to the price of its common stock prior to the distribution, although given the uncertainties which affect stock prices generally, no assurances can be given that this will occur as BDSI expects.

         Q:       WHERE WILL MY RIGHTS AND CLASS B SHARES BE TRADED?

         A: Neither the rights nor the Class B Shares are expected to have any public market at any time. It will be in BDSI's sole discretion, as our managing member, whether to seek to list the rights, additional rights or Class B Shares on any exchange or quotation service. BDSI currently has no intention to undertake any such listing.

         Q:       WHAT IF I WANT TO SELL MY BDSI COMMON STOCK OR MY RIGHTS OR MY
CLASS B SHARES?

         A: You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor regarding sales of BDSI common stock. BDSI does not make recommendations on the purchase, retention or sale of shares of BDSI common stock.

         The rights will be non-transferable and non-redeemable, and holders of rights will not have the opportunity to receive Class B Shares unless and until the rights are properly exercised and certain other conditions are fulfilled. Furthermore, the Class B Shares will be subject to the transfer restrictions contained in the Operating Agreement, which means that you will not be able to sell or transfer your Class B Shares without the prior approval of BDSI, which approval may be withheld for any reason.

         Q:       HOW WILL THE DISTRIBUTION AFFECT THE CASH DIVIDENDS I MIGHT
RECEIVE IN THE FUTURE ON MY BDSI SHARES?

         A: BDSI does not have any current plans to pay any cash dividends. The declaration and payment of cash dividends is at the discretion of BDSI's board of directors and will be subject to BDSI's financial results and the availability of surplus funds to pay dividends. The declaration of cash dividends and the amount thereof will depend on a number of factors, including BDSI's financial condition, capital requirements, results of operations, future business prospects and other factors BDSI's board of directors may deem relevant. No assurance can be given that BDSI will pay any dividends, other than the distribution of additional rights. However, it is not anticipated that the initial distribution of rights will materially affect any future decision by BDSI's board of directors to declare or pay cash dividends on BDSI stock.

         Q:       WILL BND PAY DIVIDENDS?

         A: As a limited liability company, BND does not pay dividends, but rather makes distributions of available net cash, as such term is defined in the Operating Agreement. The Operating Agreement grants our board of directors, the members of which are appointed exclusively by BDSI, discretion as to when, if at all, distributions shall be made. BND does not have any current plans to make any distributions, except to allow holders of our membership shares to pay federal income taxes on income which may be allocated to them as a member of BND. The payment of distributions will be, both prior to and following the exercise of the rights and any additional rights, at the discretion of our board of directors and will be subject to a number of factors, including BND's available net cash, financial condition, capital requirements, results of operations, future business prospects and other factors which our board of directors may deem relevant. No assurance can be given that BND will make distributions to the holders of Class B Shares.

         Q:       WHEN WILL BDSI MAKE DISTRIBUTIONS OF ADDITIONAL RIGHTS?

         A: Although it will not be required to do so, it is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the distribution date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of additional rights to purchase an aggregate of 3,545,931 Class B Shares to all BDSI stockholders of record, pro rata, as of the end of each quarter during such period. BDSI will endeavor to distribute an equal amount of additional rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period additional rights to acquire an aggregate of 3,545,931 Class B Shares. This would equal approximately 300,000 additional rights per quarter in the aggregate, which will mean that rights to acquire fractional Class B Shares will be issued. Such fractional shares will be rounded up tot he nearest whole Class B Share. This number of additional rights, and the number of Class B Shares issuable upon the exercise thereof, will fluctuate, and may change substantially, depending on the number of shares, and the number of holders, of BDSI common stock outstanding as of the end of any given fiscal quarter during such three (3) year period.

         Unlike the Class B Shares which can be acquired following the initial distribution of rights, all additional rights will be exercisable, in each case, for a twelve (12) month period, immediately upon receipt by Company stockholders and at the then fair market value of the Class B Shares on the date that additional rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the additional rights will be set based on such valuation. All proceeds from the exercise of additional rights shall be received by BDSI. You may not partially exercise your additional rights. If you receive fractional additional rights based on your holdings of BDSI common stock, such additional rights will be rounded up to the nearest whole Right.

         Q:       WILL I HAVE TO PAY TAXES ON THE RIGHTS THAT I RECEIVE PURSUANT
TO THE DISTRIBUTION?

         A: It is anticipated that the distribution of rights will be taxable to BDSI stockholders for U.S. federal income tax purposes. The tax will be based on the fair market value of the rights at the time of such distribution. However, we have received a report from a third-party valuation firm that places no meaningful current value on BND. As a result, it is not anticipated that you will have to pay tax upon your receipt or exercise of the rights. The IRS may not agree with this treatment and you should consult your our tax and legal advisors regarding your receipt and exercise of the rights.

         Q:       WHAT WILL BE THE TAX CONSEQUENCES OF OWNING CLASS B SHARES?

         As a holder of Class B Shares, you will be allocated income and loss as a member of BND. Even if income is allocated to you, you may not receive cash distributions from BND in order to pay taxes on such income. Such "phantom income" may require you to find other sources of cash with which to pay taxes on such income. In addition, the Operating Agreement grants our board of directors the right, in its sole discretion, to convert BND from a limited liability company to a "C" corporation. At the present time, if this occurs and if BND thereafter makes dividend payments, you will be taxed on such dividends. See "Risk Factors" and "Federal Tax Aspects."

         Q:       WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX
BASIS OF MY BDSI SHARES AS A RESULT OF THE DISTRIBUTION?

         A: If the distribution of rights is treated as a taxable dividend, your tax basis in your BDSI shares will be not reduced. If the distribution of rights is not treated as a dividend, your tax basis in your BDSI common stock may be reduced by the fair market value of the rights. BDSI believes it does not now have any current or accumulated earnings or profits and that the distribution of rights will not be treated as a dividend.

         If you are the registered holder of your BDSI shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your BDSI shares, as well as the tax basis for your BND shares. More detailed information on this subject, see the section herein entitled "Federal Tax Aspects."

         Q:       WHERE CAN I GET MORE INFORMATION?

         A: If you have any questions relating to the mechanics of the distribution of rights and the delivery of account statements or the trading of BDSI shares prior to the distribution of rights, you can contact the distribution agent at the following address and phone number:

                  Kashner Davidson Securities Corporation
                  77 South Palm Avenue
                  Sarasota, Florida 34236
                  Phone: (800) 678-2626
                  Attention:  Matt Meister

         For questions related to the distribution of rights, the rights themselves, the exercise of the rights and BND or BDSI generally, please contact our investor relations group:

                  L.G. Zangani, LLC
                  9 Main Street
                  Flemington, New Jersey 08822
                  Phone: (908) 788-9660
                  Attention: Leonardo Zangani

                             BUSINESS AND PROPERTIES

Our Business, Opportunity and Industry

         We are the exclusive world-wide perpetual sub-licensee of BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption. As a current subsidiary of BDSI, we have only entered into the sub-license with BDSI and have not conducted any meaningful business or operations of any kind or nature, except for certain testing and research of the sublicensed technology.

         Effective April 1, 2003, we obtained an exclusive worldwide sub-license from BDSI with the right to sublicense to manufacturers and processors in the foods and beverage industries. Under the terms of the sub-license, we have agreed to pay to BDSI an 8% royalty on all sublicense net revenue, to contract back with BDSI for certain formulation work and to exclusively license-back to BDSI on a royalty-free basis and for worldwide non-processed food and beverage use any improvements in the delivery technology which we develop. Such improvements, if we develop them at all, may come in the areas of naturally occurring chemicals that appear to have health-promoting properties, more commonly known as nutraceuticals, cosmetics and over the counter and prescription drugs.

         Our business opportunity is based solely upon BDSI's encochleation technology platform, which will enable the company to encapsulate or "wrap" a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages. A nutrient is any substance found in food that the body can use to obtain energy, synthesize tissue or regulate body functions. Micronutrients can assist with the removal of potentially damaging free radicals from the body. Free radicals (resulting from, among other things, smoking, alcohol consumption and pollution) cause damage to the tissues in the body and have been linked with the onset of various other diseases, including heart disease and cancer.

         All of the components of the cochleate cylinder are naturally occurring substances. We believe that the cochleate cylinder provides an effective delivery mechanism without forming a chemical bond, or otherwise chemically altering, the nutrient. The encochleation process and delivery platform is being developed by BDSI in collaboration with the University of Medicine and Dentistry of New Jersey and Albany Medical College, which have granted BDSI the exclusive worldwide licenses under applicable patents. When wrapped in the cochleate cylinders, we anticipate that these nutrients will better retain their properties for digestions in both humans and animals. During 2001 and 2002, BDSI incurred no direct expenses for research and development associated with the food processing application of the encochleation technology. BDSI spent approximately $15,000 on research and development associated with this application in the first quarter of 2003.

         The advantage of encochleating micronutrients, such as certain anti-oxidants, is the ability to add these to the food or beverage product and thus enhance the nutritional value of the product. In many cases, the harsh manufacturing and storage conditions associated with processed foods and beverages destroy the natural content of certain micronutrients and in other cases defeat attempts to add micronutrients to processed foods and beverages. Such things as high temperature, water (hydrolysis), air (oxidation), enzymes, pH (acidity/alkalinity), pressure, light exposure and grinding can all contribute to the destruction of fragile micronutrients during manufacture, storage, and meal preparation. Encochleation of the micronutrient may be able to provide protection during manufacturing, storage, and meal preparation thus enhancing the nutritional value of the product. In some cases, the micronutrient may impart an unpleasant flavor, and using encochleation can mask the unpleasant flavor.

         In September 2002, BDSI entered into an evaluation agreement with a pet food processor and has begun testing of the encochleation technology for use in such industry. We have and will continue to monitor and develop the progress of our sub-licensed technology under the evaluation agreement. Through such agreement, we are in the process of testing formulations produced by means of various scaled commercial manufacturing techniques in pet food. Prior to entering into a formal sublicense with a food processor, we believe that such party or any potential sublicensee will want to extensively test our enchocleation process to determine its viability and efficacy. We believe that such testing may take up to a year with any potential sublicensee. We do not have any sublicensing arrangement at this time, although testing is being undertaken by the party to the evaluation agreement and a small number of other parties.

         Although we have not entered into any formal licensing agreements, or come to terms with any potential licensees, we are encouraged by our preliminary results and findings and believe that a viable business opportunity exists. We, along with BDSI, have successfully formulated an encochleated beta-carotene and encochleated oil containing Omega-3 fatty acids. We have tested these formulations under conditions of shelf storage, heat, pressure, light exposure and moisture, and the formulations have proven stable under these testing conditions. Process development for large-scale commercial manufacturing is also being tested. The next step will be inclusion of relatively large quantities produced by these means in pilot manufacturing runs by potential commercial partners for the purpose of evaluating whether or not to negotiate a license to our technology. We anticipate that the first pilot manufacturing test, for encochleated beta-carotene, will be completed during the summer of 2003. If we can negotiate a sublicense to our sublicensed technology with this and/or other partners, we expect that we would begin generating revenue shortly thereafter, depending upon the terms and conditions of the sublicense.

         We do not intend to directly sell products to any end market but rather to commercially exploit our rights to the encochleation technology by sub-licensing to existing food and beverage companies who will sell their products through their own sales force, independent distributors and/or sales agents. The nutritional products industry seeks to deliver performance ingredients for use throughout the food and animal health industries to enhance nutritional fortification, processing, mixing, packaging applications and shelf-life improvement.

         We intend to identify licensees who will apply our sub-licensed encochleating technology to processed foods, including snacks, such as chips, candies, breads, canned goods, packaged meals (such as microwaveable entrees), petfoods and pet treats, cheeses, cereals, soups, popcorn, pretzels and condiments. We further believe the technology might be applied to beverages, including sports drinks, enhanced waters, carbonated beverages, infant formulas, milk, juices, beer and wine. The commercial feed supplements segment will be targeted to businesses that manufacture and supply nutrients for animal health, predominantly to the cattle, poultry and swine industries. We intend to sub-license our sublicensed technology rights to as many major food processing companies as we can identify so long as such rights will not interfere with the rights of other licensees.

         We believe that applying drug delivery technologies to the delivery of nutrients in commercially produced foods is novel and, as a result, there is no direct precedent for identifying, structuring and securing nutrient delivery sub-licenses. However, we believe that utilizing BDSI's related and relevant experience in structuring and securing licenses in the drug delivery area will allow us to compete in this new arena.

Our Background and Governance

         We were formed on January 8, 2003 as a Delaware limited liability company. As of the date of this prospectus, BDSI owns approximately 94.972% of our limited liability company interests, comprising 708,586 Class A Shares and 7,085,862 Class B Shares. As part of our formation, we also granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01. We are currently governed by the Operating Agreement. Following the exercise of the rights, we will continue to be governed by the Operating Agreement, and as a result, if you exercise your rights and thus obtain Class B Shares, you will have no say over the management and control of BND, all such power being vested, directly or indirectly, in BDSI.

         Our board of directors, under the supervision of BDSI, governs the major corporate decisions of BND and appoints our officers, who are responsible for the day-to-day management of BND. See "Officers and Directors of the Company" for more information about our officers. Our directors and officers are eligible to participate in our 2003 Class B Membership Share Option Plan and will otherwise receive such compensation as may be determined by our board of directors.

         In order to keep our operating expenses manageable, we have entered into a management services and administrative agreement with BDSI, since we believe our short-term objectives can be met without hiring full-time employees or renting space. Given that our business opportunity is to enter into sub-license agreements with food and beverage producers, a large corporate organization is unnecessary. Pursuant to the terms of this agreement, BDSI is providing us with the services of Francis E. O'Donnell and James A. McNulty, respectively, BDSI's CEO and CFO to BND in an amount equal to 20% of such individual's professional time. In addition, BDSI is providing us scientific and back office support and related coordination of corporate activities. For the first year of the management services and administrative agreement, which ends on April 1, 2004, we will not pay any cash fee to BDSI. Thereafter, the agreement contemplates that we will revisit the terms of the agreement with BDSI and mutually determine if fees should be paid.

         Should our business opportunity develop as we envision it, our responsibilities should consist largely of identifying, securing and monitoring license arrangements with other companies who will be using our sub-licensed technologies as part of their manufacturing processes and with their products. We do not intend to manufacture any products ourselves or to market any products directly to consumers. Our management services and administrative agreement with BDSI will terminate on April 1, 2004 unless renewed by the consent of the parties on terms to be mutually agreed upon.

         Following the exercise of the rights, holders of Class B Shares will be admitted as members of the Company and will, as such, be bound by the terms of the Operating Agreement. Holders of Class B Shares will have no rights to control BND and all such control rights shall be vested in BDSI, as the holder of our Class A Shares and our managing member, and the directors and officers directly or indirectly appointed by BDSI in its sole discretion. See "Risk Factors - Risks Relating to Distribution, Rights and the Class B Shares" and "The Operating Agreement and Rights of the Holders of Class B Shares."

Our Sublicense With BDSI

         Effective April 1, 2003, we entered into a perpetual world-wide exclusive sublicense for all opportunities in the processed food and beverage industry for both human and non-human use. In consideration of the sublicense grant, we shall pay to BDSI a royalty of 8% on all net revenue which we receive from third parties. In addition, pursuant to the sub-license agreement, BDSI has granted us a license to use BDSI's registered trademark, "Bioral." The sub-license to BDSI's technology and the license of the "Bioral" trademark are treated as one sub-license as it relates to revenues derived by us and resulting royalty payments due to BDSI. BDSI has not sublicensed to us, and has retained for itself, subject to BDSI's licensing arrangements, all applications of the encochleation technology other than for processed foods and beverages.

         The sublicense granted to us is subject to a reserved right in BDSI to make, use and sell the licensed technology for any use for which BDSI has not given consent to us for development. We shall have the right to sublicense the sublicensed technology. Each sublicense granted by us shall be consistent with the provisions of our sublicense with BDSI and shall affirmatively recognize that the license may be assumed by BDSI.

         The sublicense may be terminated by BDSI at any time prior to our entering into any sublicense agreements. BDSI may terminate the sublicense subsequent to our entering into any sublicense in consideration for payment of a termination fee equal to six (6) times our trailing twelve (12) months gross revenues. We have derived no revenue from our sublicensed technology as of the date of this prospectus.

         In addition, failure by BDSI or us to comply with any of the material obligations contained in the sublicense agreement shall entitle the other party to give to the party in default notice specifying the nature of the default and requiring it to cure such default. If such default is not cured within sixty
(60) days after the receipt of such notice or, if such default cannot be cured within such sixty (60) day period, if the party in default does not commence and diligently continue actions to cure such default, the notifying Party shall be entitled to terminate the sublicense agreement by giving written notice to take effect within thirty (30) days after such notice unless the defaulting party shall cure such default within said thirty (30) days.

         BDSI shall continue to have full responsibility for and shall control the preparation and prosecution of all intellectual property and the maintenance of all the intellectual property relating to the sublicense, provided that all actions related thereto which we request, including, without limitation, the filing and prosecution of foreign intellectual property, shall be taken by BDSI and we shall be a full participant in the preparation and review of all filings. BDSI has agreed to take all actions reasonably necessary to diligently prosecute and maintain any intellectual property in the countries which we determine intellectual property relating to the sublicensed technology will be filed, prosecuted and maintained. BDSI shall have the first right, but not the duty, to institute patent infringement actions against third parties based on any technology under the license.

         Pursuant to the sublicense agreement, we shall defend, indemnify and hold BDSI, its officers, directors, employees and consultants harmless from and against any and all third party claims, suits or demands, threatened or filed for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals), at both trial and appellate levels, relating to the distribution, testing, manufacture, use, lease, sale, consumption on or application of the technology sub-licensed by us, our affiliates or our sublicensees. BDSI shall defend, indemnify and hold us, our officers, directors, employees and consultants harmless from and against any and all third party claims for liability, damages, losses, costs and expenses (including the costs and expenses of attorneys and other professionals), at both trial and appellate levels, relating to BDSI's rights to the technology under the sublicense agreement, breach of the representations, warranties and obligations of BDSI under the sublicense agreement, and any tax, duty, levy or government imposition on any sums payable by BND to BDSI pursuant to the sublicense agreement.

         Contemporaneously with the execution of the sublicense agreement, we were required to obtain and maintain comprehensive general liability insurance with a reputable and financially secure insurance carrier in order to cover our activities and our contractual indemnity under the sublicense agreement, which has minimum annual limits of liability of $1,000,000 per occurrence and $3,000,000 in the aggregate with respect to all occurrences being indemnified under the license. Such insurance policy shall be purchased and kept in force for the period of five (5) years.

Sublicensed Patents

         We are the exclusive sub-licensee of nine issued United States patents and three foreign issued patents owned by the parties listed in the chart below. We believe that our sub-license to this intellectual property will enable us to develop our new nutrient delivery technology based upon cochleate and cochleate related technology. Below is a table summarizing patents we currently believe are important to our business and technology position.


------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     Patent Number            Issued           Expires                 Title                        Owner
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     US06,340,591           1/22/2002         1/14/2020     Integrative protein DNA      The University of Medicine
                                                            cochleate formulations and   and Dentistry of New Jersey
                                                            methods for transforming     and the University of
                                                            cells                        Maryland
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein- and peptide
                                                            cochleate vaccines methods   The University of Medicine
      EUR0722338            7/25/2001         9/30/2014     of immunizing using the      and Dentistry of New Jersey
                                                            same                         and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein-lipid vesicles and
                                                            autogenous                   The University of Medicine
     US06,165,502           12/26/2000        9/11/2016     immunotherapeutic            and Dentistry of New Jersey
                                                            comprising the same          and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Nanocochleate
                                                            formulations, process of     BioDelivery Sciences
     US06,153,217           11/28/2000        1/22/2019     preparation and method       International, Inc. and The
                                                            delivery of pharmaceutical   University of Medicine and
                                                            agents                       Dentistry of New Jersey
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein-lipid vesicles and
                                                            autogenous                   The University of Medicine
       AUS722647            11/23/2000        9/02/2017     immunotherapeutic            and Dentistry of New Jersey
                                                            comprising the same          and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                                                         The University of Medicine
     US05,994,318           11/30/1999       11/24/2015     Cochleate delivery vehicles  and Dentistry of New Jersey
                                                                                         and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                                                         The University of Medicine
     CA 2,246,751           2/21/1997         9/30/2014     Cochleate delivery vehicles  and Dentistry of New Jersey
                                                                                         and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Stabilizing and delivery     The University of Medicine
     US05,840,707           11/24/1998       11/24/2015     means of biological          and Dentistry of New Jersey
                                                            molecules                    and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein-lipid vesicles and
                                                            autogenous                   The University of Medicine
     US05,834,015           11/10/1998        9/11/2016     immunotherapeutic            and Dentistry of New Jersey
                                                            comprising the same          and Albany Medical College
------------------------ ----------------- ---------------- ---------------------------- -----------------------------



                                                           28




------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     Patent Number            Issued           Expires                 Title                        Owner
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein- or peptide-
                                                            cochleate                    The University of Medicine
       AUS689505             2/2/1998         9/30/2014     immunotherapeutics and       and Dentistry of New Jersey
                                                            methods of immunizing        and Albany Medical College
                                                            using the same
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Protein- or peptide-
                                                            cochleate                    The University of Medicine
     US05,643,574           07/01/1997        7/01/2014     immunotherapeutics methods   and Dentistry of New Jersey
                                                            of immunizing using the      and Albany Medical College
                                                            same
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
                                                            Reconstituting viral
     US04,871,488           10/03/1989       10/03/2006     glycoproteins into           Albany Medical College
                                                            largephospholipid vesicles
------------------------ ----------------- ---------------- ---------------------------- -----------------------------
     US04,663,161           05/05/1987        4/22/2005     Liposome methods and         Albany Medical College
                                                            compositions
------------------------ ----------------- ---------------- ---------------------------- -----------------------------

BDSI's Licensed Intellectual Property

         Our sublicensed technology is derived from patented technology licensed by BDSI from the University of Medicine and Dentistry of New Jersey and Albany Medical College, referred to herein collectively as the Universities. Some of BDSI's scientists were former researchers and educators at the Universities researching cochleate technology. All of BDSI's current research and development is done using facilities provided to BDSI, and therefore indirectly to us, on the campus of the University of Medicine and Dentistry of New Jersey, pursuant to a lease, or at the facilities of BDSI's contractors or collaborators. Both of the Universities are stockholders in BDSI and have a substantial financial interest in BDSI's and BND's businesses.

         In September 1995, BDSI entered into a license agreement with the Universities to be the exclusive worldwide developer and sub-licensor of the cochleate technology. Under the license agreement, BDSI and the Universities have also jointly patented certain aspects of the cochleate technology and co-own such patents with them. Pursuant to such license agreement, BDSI agreed that each University would be issued an equity interest in BDSI's capital stock, originally equal to 2% of BDSI's outstanding capital stock. These arrangements were subsequently revised in December, 2002. On December 16, 2002, BDSI amended its license agreement with the Universities to provide for a decrease in the royalty payments to be paid to the Universities on sublicenses in consideration of an increase in the royalty on product sales and the issuance to the Universities of options to purchase shares of BDSI common stock. As of December 31, 2002, the University of Medicine and Dentistry of New Jersey owned 139,522 shares (including shares issued under a research agreement) and warrants to purchase 8,951 shares of BDSI's common stock at $3.05 and 75,000 options to purchase BDSI's common stock at a price per share of $2.37, which options are subject to stockholder approval at BDSI's 2003 annual meeting of stockholders. As of December 31, 2002, Albany Medical College owns 2,222 shares of BDSI common stock and warrants to purchase 9,951 shares of BDSI common stock at $3.05 and 75,000 options to purchase BDSI common stock at a price per share of $2.37, which options are subject to stockholder approval BDSI's 2003 annual meeting of stockholders. There are no further requirements to provide either University any additional equity interests in BDSI.

         The license agreement between BDSI and the Universities, as amended, grants BDSI an exclusive license to the technology owned by these Universities and obligates BDSI to pay a royalty fee structure as follows:

     (a) For commercial sales made by BDSI or its affiliates, BDSI shall pay to the Universities a royalty equal to 5% of our net sales; and

     (b) For commercial sales made by any of BDSI's sublicensees, BDSI shall pay to the Universities royalties up to 5% of our revenues received from the sublicensee from the sale of the product.

         BDSI's royalty payments to the Universities will be divided equally among them pursuant to the license. The Universities have reserved the right to use and permit the use of BDSI's licensed technology and licensed patents by non-profit organizations for educational and research purposes on a non-commercial basis.

         In April 2001, BDSI entered into a research agreement with the University of Medicine and Dentistry of New Jersey whereby BDSI and such University agreed to share the rights to new research and development that jointly take place at the University's facilities until December 31, 2005. BDSI also agreed to provide such University with progress and data updates and allow its researchers to publish certain projects.

Intellectual Property Access and Protection

         Although our trade secrets and technical know-how are important, our continued access to BDSI's patents is a significant factor in the development and commercialization of our nutrient delivery technology. Aside from the general body of scientific knowledge from other nutrient delivery processes and lipid technology, these patents, to the best of our knowledge and based upon our current scientific data, are the only intellectual property necessary to develop our current nutrients delivery system. We do not believe that any other company is developing a nutrient delivery technology similar to ours or that we are violating any other patents in developing our sub-licensed technology.

         We will generally require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically will provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the individual's relationship with us shall be our exclusive property. We may have to resort to litigation to protect our rights for certain intellectual property, or to determine their scope, validity or enforceability.

Competition

         To the best of our knowledge and from information we have gathered from potential licensees, we are unaware of any other technology for the delivery of micronutrients with the key attributes of our technology, namely, stability during manufacture and storage, and taste and odor masking. Our potential competitors may have synthetic chemicals that could accomplish the delivery of nutrients as our technology can, but such chemicals would not be permitted to be added to food and to beverages. To our knowledge, our nutrient delivery technology is the only one to use naturally occurring compounds, phosphatidylserine, or PS, which is found in soy beans, and calcium to provide a delivery means. We expect to compete by being the first to secure licensing arrangements with strategically important food and beverage producers and by using these early relationships to expand acceptance of and the market for our technology for encochleating micronutrients.

         However, we anticipate that competition in the emerging nutrients delivery market is inevitable and we expect such competition to be fierce. As nutrient delivery technologies are developed, our success will be based primarily on performance, customer acceptance, quality, service and price. Potential competitors may arise with greater resources than ours, leaving our ability to compete in these vital areas compromised. In addition, the competition for winning and retaining customer acceptance of nutrient delivery technology through licensing programs may involve substantial expenditures of time and resources which we may not have and which our competitors may have.

         The biotechnology and, we expect, the nutrient delivery industries are also subject to rapid and substantial technological change. Developments by others may render our sub-licensed technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition from biotechnology and food processing companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

         We are a development-stage enterprise and are engaged in the development of novel nutrient delivery technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition. Some of these technologies may have an entirely different approach or means of accomplishing similar effects compared to our sub-licensed technology. Our competitors may develop nutrient delivery technologies that are safer, more effective or less costly than our intended products and, therefore, present a serious competitive threat to us. See "Risk Factors - We may be unsuccessful in developing our business because of competitive pressures."

Government Regulation

         Government regulation will be imposed based upon the consumers of products incorporating our sub-licensed technology. With respect to human consumption, products incorporating our sub-licensed technology will be regulated by the Food division of the Food and Drug Administration. With respect to animal consumption, products incorporating our sub-licensed technology will be regulated by the U.S. Department of Agriculture and the individual state departments of agriculture. In particular, to be used in human food and beverages, the Food and Drug Administration will have to grant Generally Recognized As Safe, or GRAS, status for soy PS, a component of our technology. To our knowledge, at least one major soy processor is currently preparing a GRAS filing for soy PS, although we do not know when approval will be granted, if ever. To be used for animal feed, the American Association of Feed Control Officers, or AAFCO, must approve it. This approval will be the responsibility of our sublicensees. It is our understanding that a GRAS designation would facilitate AAFCO approval, although no assurances can be given as to such effect.

         In addition, advertising claims made by potential sublicensees with respect to their products which may incorporate our sub-licensed technology are subject to the jurisdiction of the Federal Trade Commission and the Food and Drug Administration. In both cases, such companies would be required to obtain scientific data to support any advertising or labeling health claims they make concerning their products, although no preclearance or filing is required to be made with either agency. Furthermore, in December 2002, the Food and Drug Administration announced that it was loosening its requirements for the scientific substantiation of health claims on foods, allowing foods to carry "qualified" health claims. This action puts claims on foods on a similar footing to that allowed for dietary supplements and may inure to the benefit of potential licensees of ours who incorporate our nutrient delivery technology into their products. See "Risk Factors -- We operate in a highly regulated industry, which exposes our business to significant risks."

         Notwithstanding the foregoing, we do not expect that our sublicensees will be making any claims directly related to our nutrient delivery technology, such as superior stability or superior cellular delivery, but claims related to the health-promoting features of the micronutrients themselves which are delivered by our technology. The FDA ruled in March 2003 that supplements of soy PS for human use can claim that "Soy PS may reduce the risk of senile dementia." Therefore, sublicensees for human food and beverages could make claims accordingly for the soy PS delivery vehicle in addition to any allowed claims associated with the specific micronutrient being delivered.

Properties

         We do not own any properties and our offices are provided to us pursuant to our management services and administrative agreement with BDSI. Under such agreement, we will lease, for $0 cash but other valid consideration, through March 31, 2004, a portion of the real estate leased by BDSI at 185 South Orange Avenue, Administrative Building No. 4, Newark, NJ 07103. After such time, we and BDSI intend to reevaluate the cost structure of the entire management services and administrative agreement, including the portion thereof relating to the leased space.

Litigation

         We are not aware of any pending or threatened litigation against BND.

Employees

         None. Our operations are conducted pursuant to our management services and administrative agreement with BDSI, pursuant to which BDSI technically is the employer of our employees and is responsible for the payment of wages, the provision of benefits and other employee related matters.

Transfer Agent

         American Stock Transfer & Trust Company will be our rights agent for the rights and the additional rights and the transfer agent for the Class A Shares and the Class B Shares.

Distribution Agent

         Kashner Davidson Securities Corporation will act as the distribution agent in connection with the distribution of rights. The distribution agent has agreed to be available to answer questions and inquiries from BDSI stockholders regarding the distribution of the rights. Pursuant to a Distribution Agent Agreement entered into between us and the distribution agent, and as consideration for the services to be performed by the distribution agent, the distribution agent will receive a right to purchase 200,000 Class B Shares as follows: 100,000 as of the distribution date and the balance in twelve (12), equal quarterly installments beginning with the first fiscal quarter following the six (6) month period following the distribution date. The purchase price for the Class B Shares shall be the fair market value thereof (as determined by a third-party valuation firm selected by BND) at the time the right is exercised. The distribution agent will receive no additional cash or other consideration for its services.

Changes in and Disagreements With Accountants

         On April 18, 2003, with the recommendation of the audit committee and the approval by full board of directors of our parent, BDSI, we dismissed Grant Thornton, LLP as our independent accountants and retained Aidman, Piser & Company, P.A. as our independent accountants. During the period from our inception, January 8, 2003, through April 18, 2003 (the date of Grant Thornton's dismissal as our independent accountants), Grant Thornton acted as our independent accountants and, during such period there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make a reference to the subject matter of the disagreements in connection with its reports in the financial statements for such period.

         The independent accountant's report of Grant Thornton on the our financial statements for the period from inception through February 28, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.



                  [remainder of page intentionally left blank]

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

         The following is a discussion and analysis of our financial condition and plan of operations should be read in conjunction with the audited financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus. You should also read this discussion in conjunction with other sections of this prospectus, including "The Rights, the Distribution and the Exercise of the Rights" and "The Operating Agreement and Rights of the Holders of Class B Shares."

         Since our inception on January 8, 2003, we have conducted no business operations except for organizational and limited research activities. For the period from inception through March 31, 2003, we have had no revenue from operations and accumulated operating expenses amounting to $196,815, including approximately $15,000 of expenses relating to research and development costs which are being treated as a capital contribution to us from BDSI. The remainder of these operating expenses are related to start-up, legal and organizational expenses. Our business opportunity is based upon BDSI's encochleation technology platform, which will enable us to encapsulate or wrap a selected nutrient into a crystalline structure, termed a "cochleate" cylinder, for use in processed foods and beverages.

         On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at a rate of 4.85% annually and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our Class B Shares, except for "tax distributions" paid to the holders of Shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us.

         As of March 31, 2003, we had approximately $385,713 in cash in the bank. We feel that this will meet our specific cash requirements through December 31, 2003. In addition, we have completed a majority of the start-up activities necessary to position us to start seeking sublicenses of our sub-licensed technology. We foresee incurring additional losses as we commence initial operations and until such time as we begin to generate revenue, of which there can be no assurance. If we are unable to generate sufficient revenue from operations to implement our business plans, we may explore available debt and equity financing alternatives. During the first year of our management services and administrative agreement with BDSI, we will not be required to reimburse BDSI for costs incurred by BDSI on our behalf. These costs will be reflected by us as expenses and as contributions of capital from BDSI, which treatment will have no impact on total members' equity in BND.

         Initially, Dr. Francis E. O'Donnell, Jr., our President and Chief Executive Officer, Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer and the members of our board of directors were solely responsible for developing our business. In March 2003, we hired one person on a full-time basis to find opportunities to secure business within, as well as to generally research, the processed food and beverage industry. Mr. McNulty and Dr. O'Donnell's time has been devoted to the registration process, setting up corporate accounting and governance records, audits as of February 28, 2003 and at March 31, 2003, with our new auditors, establishing marketing brochures for prospective customers and trade-show attendees, and tasks of a similar nature. We expect that, in addition to research and development activities associated with our sublicensed technology, we will engage in operations of a similar nature over the next twelve (12) months, and when sufficient opportunities and resources become available, we expect to employ additional officers and employees.

FOR THE PERIOD JANUARY 8, 2003 THROUGH MARCH 31, 2003

Financial Condition, Capital Resources and Liquidity

         General

         At March 31, 2003, we had approximately $385,713 in assets and $545,418 in liabilities, which liabilities consist of our $500,000 note payable to BDSI and payables of $45,418 for operating costs related to start up, legal and organizational expenses. Management expects the loan from BDSI to fund our working capital needs through calendar year 2003.

         Using several methods, including our management services and administrative agreement with BDSI, management intends to control our expenditures until such time as we have sufficient capital to expand operations. During the first year of our management services and administrative agreement with BDSI, we will not be required to reimburse BDSI for costs incurred by BDSI on our behalf. These costs will be reflected by us as expenses and as contributions of capital from BDSI.

         Issuance of Securities

         At inception, we issued an aggregate of 412,500 of "founders" Class B Shares valued at $0 to the following individuals as incentive compensation for assisting in the formation of BND, either directly or through our management services and administrative agreement with BDSI. The relative services performed by these individuals and entities varied and are not quantifiable and therefore no value for such services as been recorded in our financial statements. Based only on the $0.01 value attributable to the Class B Shares in connection with the exercise of the initially distributed rights, the aggregate value of the services rendered would be deemed to be $4,125.00.

                                                                       Number of
Name                           Position                             Class B Shares
----------------------------------------------------------------------------------
Dr. Raphael Mannino            Executive Vice President and Chief       125,000
                               Scientific Officer of BDSI

Susan Gould-Fogerite, Ph.D.    Director                                 75,000

Donald L. Ferguson             Senior Executive Vice President of       75,000
                               BDSI

Ellenoff Grossman & Schole LLP Outside legal counsel                    37,500

James A. McNulty               Secretary, Treasurer and Chief           20,000
                               Financial Officer

Samuel S. Duffey               Outside legal counsel to BDSI            20,000

Susan G. Bonitz, Ph.D.         Director                                 20,000

Mauro Bove                     Director                                 20,000

Christopher Chapman, M.D.      Director                                 20,000


                                       35

                                 USE OF PROCEEDS

         BDSI is distributing the rights, and will distribute the Class B Shares upon the exercise of the rights, for its own account. BDSI will receive no proceeds from the distribution of the rights. BDSI will receive all of the proceeds from the exercise of the rights and the exercise of any additional rights which may be distributed and exercised in the future.

                                 CAPITALIZATION

         We were capitalized with a $500,000 loan which we received from BDSI in February 2003. At March 31, 2003, we had a members' deficit of approximately $160,000. We received no capital for the 708,586 Class A Shares, 9,012,500 Class B Shares or the option of BDSI to purchase from us, from time to time for a five
(5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01, which securities we issued, in each case, on the date of our inception (January 8, 2003). Neither BDSI nor any other equity holder of BDSI is required to make capital contributions to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B Shares from us. Furthermore, we will receive none of the proceeds from the issuance by BDSI of Class B Shares upon the exercise of the rights or any additional rights. For more information regarding our financial profile, please see "Management's Discussion and Analysis of Certain Relevant Factors."

                              PLAN OF DISTRIBUTION

         Once the registration statement of which this prospectus is part becomes effective, BDSI will effect the initial distribution of 3,545,431 rights to its stockholders. Beginning on the 6-month anniversary of the distribution of the rights, holders thereof may exercise such rights and receive Class B Shares. BDSI is not obligated to distribute the rights. However, if BDSI distributes the rights, it will be obligated to sell Class B Shares issuable upon the exercise of the rights at a price equal to $0.01 per share.

         Holders of rights and Class B Shares will not be able to transfer such securities, except in very limited circumstances (for estate planning purposes) or with the prior written approval of BDSI, as our managing member, which approval may be withheld for any reason or no reason. There will be no public market for the rights or the Class B Shares issuable upon the exercise thereof. The rights and the Class B Shares will be uncertificated. The restrictions on transfer of the rights and the Class B Shares will be contained in, respectively, a lock-up agreement in favor of BDSI and the Operating Agreement.

         All costs, expenses and fees in connection with the registration of the rights and the Class B Shares to be acquired upon the exercise thereof will be borne by BDSI. As the controlling interest holder in BND, BDSI may be deemed to be a statutory underwriter under the Securities Act.

         In order to comply with the securities laws of certain states, upon the exercise of the rights, the Class B Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of the Class B Shares may be subject to the notice filing requirements of certain states. In addition, we will make copies of this prospectus available to BDSI and have BDSI of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Class B Shares offered hereby. BDSI must furnish each broker which offers Class B Shares covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires.

         BDSI and any other persons participating in the sale or distribution of the rights or the Class B Shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations. These rules and regulations may limit the timing of distributions, purchases and sales by the BDSI or any other such person.

         It is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the distribution date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of additional rights to purchase an aggregate of 3,545,931 Class B Shares. BDSI will endeavor to distribute an equal amount of additional rights at the end of each subsequent quarter so as to evenly distribute over such three
(3) year period additional rights to acquire an aggregate of 3,545,931 Class B Shares. This would equal approximately 300,000 additional rights per quarter in the aggregate. However, this number of additional rights, and the number of Class B Shares issuable upon the exercise thereof, will fluctuate, and may change substantially, depending on the number of shares of BDSI common stock outstanding as of the end of any given fiscal quarter during such three (3) year period. BDSI intends, but is not obligated, to only exercise its option to purchase 4,185,000 Class B Shares from us on a one-to-one basis as more shares of BDSI are issued in the future in order to make such Class B Shares available for purchase by all future BDSI stockholders.

         Unlike the Class B Shares which can be acquired following the initial distribution of rights, all additional rights will be exercisable, in each case, for a twelve (12) month period, immediately upon receipt by Company stockholders and at the then fair market value of the Class B Shares on the date that additional rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the additional rights will be set based on such valuation. All proceeds from the exercise of additional rights shall be received by BDSI.

         You may not partially exercise your rights or your additional rights. If you receive fractional rights or additional rights based on your holdings of BDSI common stock, such rights or additional rights will be rounded up to the nearest whole Right or Additional Right, as the case may be.

         All costs, expenses and fees in connection with the registration of the additional rights and the Class B Shares to be acquired upon the exercise thereof will be borne by BDSI.



                  [remainder of page intentionally left blank]

         THE RIGHTS, THE DISTRIBUTION AND THE EXERCISE OF THE RIGHTS

The Rights

         As of the date of this prospectus, there are 7,085,863 shares of BDSI common stock outstanding. The 3,545,431 initial rights to purchase Class B Shares represents approximately one-half of this amount. A primary goal of the distribution of rights is to give current and future BDSI stockholders the right to participate directly in the corporate opportunity represented by the processed food application of BDSI's encochleation technology.

         The rights which BDSI stockholders as of the record date will receive in the initial distribution of rights will consist of a right to purchase Class B Shares. In the initial distribution of rights, each BDSI stockholder as of the record date will receive a right to purchase a pro rata share, based on such holder's percentage holdings of BDSI, of 3,545,431 Class B Shares. As a holder of a Right, each BDSI stockholder as of the record date will be entitled, for a period of one (1) year following the six (6) month anniversary of the distribution date, to purchase such amount of Class B Shares for an exercise price of $0.01 per Class B Share. The rights are non-transferable and non-redeemable and do not entitle the holder to obtain additional Class B Shares or other interests in BDSI. No partial exercises of rights will be permitted. In the event you receive fractional rights based on your BDSI holdings, all such rights will be rounded up to the nearest whole number of rights.

         The rights shall only be exercisable under the following conditions:

     o for registered holders of BDSI common stock (i.e., those who do not hold their BDSI shares in "street name"), the holder must exercise a "lock-up" agreement in favor of BDSI and BND agreeing not to transfer the rights; and

     o the exercising holder, regardless of how such holder holds BDSI common stock, must sign a joinder agreement to be bound by the terms of the Operating Agreement, which will severally restrict the rights of the holders of Class B Shares. See "Risk Factors - Risks Related to the Distribution, Rights and the Class B Shares" and "The Operating Agreement and the Rights of the Holders of Class B Shares."

Holders of BDSI common stock who hold their shares in "street name" (i.e., through a broker or nominee) will be automatically precluded from transferring their rights as a result of the electronic systems utilized by DTC.

         Failure to timely exercise the rights under these conditions will result in the expiration of the rights. If your rights expire, you will be ineligible to receive Class B Shares pursuant to the rights.

The Initial Distribution of Rights

         Timing and Reasons for the Initial Distribution of Rights

         It is anticipated that the distribution date will occur as soon as is practicable following the declaration by the SEC of the effectiveness of the registration statement of which this prospectus is a part. BDSI's board of directors and management believe that the initial distribution of rights and the distribution of additional rights is in the best interests of BDSI, BDSI's existing and future stockholders and BND. BDSI's board of directors and management believe that, in addition to granting BDSI stockholders a novel way to participate in a new corporate opportunity, facilitating a process of separating BND and its technology from the rest of BDSI's businesses will allow both BND and BDSI to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. BND's business is a distinct business with significant differences from BDSI's other current operations with respect to its markets, products, liability exposure and plans for growth. BDSI's board of directors and management believe that separating the two companies will enhance the ability of each of BND and BDSI to focus on their respective core businesses, their own research and development efforts, pursue different strategic initiatives and new business opportunities and to isolate the risks and liabilities associated with the disparate business opportunities.

         Reasons for BDSI's Retention of Shares in BND

         BDSI is retaining an interest in BND so that it can act as our managing member in accordance with the terms of the Operating Agreement. This interest is evidenced by Class A Shares.

         Prior to the exercise of the rights, BDSI will own 7,085,862 Class B Shares in the aggregate. An aggregate of 3,545,431 of these Class B Shares will be available for purchase from BDSI upon the exercise of the rights. The remaining 3,540,431 Class B Shares held by BDSI, plus an additional 4,185,000 Class B Shares which may be acquired by BDSI from us in the future pursuant to five (5) year option we granted BDSI upon our formation, will either be held by BDSI, sold by BDSI or be available for purchase from BDSI upon the distribution by BDSI, and subsequent exercise, of additional rights.

         Assuming the full exercise by all of the rights and all of the additional rights, and further assuming

     o the exercise of all options under BDSI's option plan and all currently outstanding BDSI class A warrants to purchase BDSI common stock, and

     o the issuance and exercise of additional rights relating to such common stock, and

     o the exercise by BDSI of a sufficient number of Class B Shares under its option from us to purchase Class B Shares, and

     o that such Class B Shares are made available for acquisition by BDSI stockholders,

BDSI's percentage ownership in our company will be reduced to approximately 6% of our equity interests, evidenced solely by Class A Shares, although this percentage is subject to dilution.

         Manner of Effecting the Distribution

         BDSI currently intends to distribute the rights by book entry. If you are a registered holder of BDSI stock as of the record date, instead of physical certificates, you will receive from BDSI's transfer agent shortly after the distribution date a statement of your book entry account for the rights. Following the initial distribution of rights, you may request physical rights certificates if you wish, and instructions for making that request will be furnished with your account statement. If you are not a registered holder of BDSI common stock because such rights are held on your behalf by your stockbroker or other nominee, your rights should be credited to your account with your stockbroker or nominee on or about the distribution date.

         "Street name" holders of BDSI common stock will receive their non-transferable rights via a credit to their account with their broker or nominee on or about the distribution date. DTC will not allow "street name" holders to transfer their rights.

         For registered holders of BDSI common stock, as a condition to being entitled to receive rights, you must agree to refrain from the sale, transfer or encumbrance of the rights by executing and returning the "lock-up" agreement in favor of BDSI and BND which accompanies this prospectus. Assuming that you return your fully executed lock-up agreement, your rights will be reflected in an account statement that BDSI's transfer agent will send to you shortly after the distribution date.

         If you hold shares of BDSI common stock in your own name, your account statement will be mailed to you on or about the distribution date. You should allow several days for the mail to reach you. If you hold your shares of BDSI common stock through your stockbroker, bank or other nominee, you are probably not a stockholder of record of BDSI and your receipt of rights will depend on your arrangements with the nominee that will hold your rights for you. We anticipate that stockbrokers and banks generally will credit their customers' accounts with rights on or about the distribution date, but you should check with your stockbroker, bank or other nominee.

         If and when BDSI makes distributions to its stockholders of additional rights, such distributions will be affected in the same manner as described above.

Exercise of the Rights

         Assuming that, as a registered holder of BDSI stock, you agree to the lock-up agreement terms and timely exercise the Right during the Exercise Period and otherwise fulfill all conditions to exercise, including the payment of the Exercise Price, you will receive your Class B Shares upon the payment of the Exercise Price and your execution of a joinder agreement wherein you will agree to be bound by the terms of the Operating Agreement as it relates to non-managing members of BND. Assuming that you return your fully executed joinder agreement, your rights will be deemed properly exercised and your Class B Shares will be reflected in an account statement that BDSI's transfer agent will send to you shortly after the distribution date.

         If you hold your BDSI common stock in "street name," we anticipate that you will be mailed a form whereby you will check a box indicating your agreement to be bound by the terms of the Operating Agreement. You will return this form with the payment of your exercise price and, thereafter, we anticipate that stockbrokers and banks generally will credit your accounts with Class B Shares within a reasonable period following your exercise of your rights, but you should check with your stockbroker, bank or other nominee.

         In the event that BDSI elects to make distributions to its stockholders of additional rights, such additional rights will be exercisable in the same manner as described above.

Additional Rights and the Exercise Thereof

         It is anticipated that, at the end of the first fiscal quarter following the initial six (6) month period following the distribution date, BDSI will initiate a three (3) year irrevocable policy, subject to applicable corporate and securities laws, under which BDSI will make quarterly distributions of additional rights to purchase 3,545,931 Class B Shares. BDSI will endeavor to distribute an equal amount of additional rights at the end of each subsequent quarter so as to evenly distribute over such three (3) year period additional rights to acquire an aggregate of 3,545,931 Class B Shares. This would equal approximately 300,000 additional rights per quarter in the aggregate. Such 3,545,931 additional rights represent additional interests in the corporate opportunity represented by the processed food and beverage application of BDSI's encochleation technology.

         However, this number of additional rights, and the number of Class B Shares issuable upon the exercise thereof, will fluctuate, and may change substantially, because additional rights will be distributed to BDSI stockholders pro rata in proportion to the total the number of shares of BDSI common stock outstanding as of the end of any given fiscal quarter during such three (3) year period. Over the next three (3) years, because of, among other factors, the exercise of options and warrants to purchase BDSI common stock, the number of shares of BDSI common stock is expected to increase. As a result of its option to purchase 4,185,000 Class B Shares from us, BDSI will be in a position to distribute enough additional rights, and upon exercise, additional Class B Shares, based on and in proportion to the then current outstanding shares of BDSI common stock. BDSI intends, but is not obligated, to only exercise its option on a one-to-one basis as more shares of BDSI are issued in the future.

         Unlike the Class B Shares which can be acquired following the initial distribution of rights, all additional rights will be exercisable, in each case, for a twelve (12) month period, immediately upon receipt by Company stockholders and at the then fair market value of the Class B Shares on the date that additional rights are distributed. An independent report will be prepared quarterly to update the valuation of BND and the exercise price of the additional rights will be set based on such valuation. The additional rights are non-transferable and non-redeemable and only entitle the holder to obtain additional Class B Shares for the period in which the applicable additional rights are exercisable. All proceeds from the exercise of additional rights shall be received by BDSI.

         No partial exercises of additional rights will be permitted. In the event you receive fractional additional rights based on your BDSI holdings, all such additional rights will be rounded up to the nearest whole number of additional rights. The additional rights shall only be exercisable if, to the extent the exercising holder has not signed a joinder to the Operating Agreement, the exercising holder must agree to be bound by the terms of the Operating Agreement, which will restrict the rights of the holders of Class B Shares solely to economic rights, with no rights of control. See "Risk Factors - Risks Related to the Distribution, Rights and the Class B Shares" and "The Operating Agreement and the Rights of the Holders of Class B Shares."

         Failure to timely exercise the additional rights under these conditions will result in the expiration of the additional rights. If any your additional rights expire, you will be ineligible to receive Class B Shares pursuant to such additional rights.

         We intend to file post-effective amendments to the registration statement of which this prospectus is a part on a quarterly basis updating the relevant disclosure with respect to our business and financial condition, including financial statements, as well as the appraised value of the additional rights and Class B Shares.



                  [remainder of page intentionally left blank]

       THE OPERATING AGREEMENT AND RIGHTS OF THE HOLDERS OF CLASS B SHARES

         We are currently governed by the Operating Agreement, which was entered into on January 8, 2003 by BDSI as the managing member and our founders, officers and legal counsel as holders of Class B Shares. The Operating Agreement was amended by BDSI on March 31, 2003 to, among other matters, reduce the number of Class B Shares held by BDSI. Pursuant to the Operating Agreement, our limited liability company interests are divided into two classes of shares: Class A and Class B. Only BDSI holds Class A Shares. The holder of Class A Shares acts as our managing member and directly or indirectly makes all management decisions regarding BND. However, Class A Shares and Class B Shares are equivalent from an economic perspective, with the holders of such membership shares (i.e., regardless of class) being able to participate proportionally (based on the percentage of aggregate membership shares outstanding which are owned by a given holder) in distributions declared by our board of directors.

         The Operating Agreement provides that BDSI, as the holder of Class A Shares and our managing member, shall appoint six (6) individuals who will serve on our board of directors. These individuals serve on our board of directors at the pleasure of BDSI and may be removed and replaced by BDSI at any time, with our without cause. See "Officers and Directors of the Company" for more information about the members of our board of directors.

         Following the exercise of the rights, we will continue to be governed by the Operating Agreement, and as a result, if you exercise your rights and thus obtain Class B Shares, you will have no say over the management and control of BND, all such power being vested, directly or indirectly, in BDSI.

         The following is a summary of the principal terms of the Operating Agreement and the rights of the holders of Class B Shares. You will only receive Class B Shares if you properly exercise your rights or additional rights. This summary is qualified by reference to the other provisions of this prospectus and the Operating Agreement, the form of which is an exhibit to the registration statement of which this prospectus is a part. The following terms should be read in conjunction with the discussion of "Risk Factors" and other sections of this prospectus.


--------------------------------------------- -----------------------------------------------------------------------

Securities                                    Class B Membership Shares of BND.
--------------------------------------------- -----------------------------------------------------------------------
Capitalization                                The limited liability company interests of BND are divided into two classes:  Class A Membership Shares and Class B Membership Shares.
                                              Assuming the full exercise of all the rights during the Exercise
                                              Period, BDSI will own all of the Class A Shares, which entitle BDSI to act as our managing member, and approximately 3,540,431 Class B
                                              Shares.  This amounted will be diluted upon the issuance and exercise of additional rights, in connection with the exercise by BDSI of its five (5) year option to purchase from us in the future an additional
                                              4,185,000 Class B Shares, and other factors.


                                              Our 2003 Class B Membership Share Option Plan allows our board of directors, even prior to the exercise of the rights, to issue options to directors, officers and consultants of BND to purchase an aggregate of 1,000,000 Class B Shares,

                                       42

                                              representing approximately 7.5% of the equity interests in BND on a fully diluted basis (assuming all 1,000,000 Class B Shares under the plan are actually issued).


                                              Our board of directors will also have the right to issue an unlimited number of additional Class B Shares or other equity securities of BND, thus diluting all existing Share holders, including BDSI, including, without limitation,

                                              o to the distribution agent as consideration for services
                                                rendered to BND in connection with the distribution of rights,

                                              o in connection with capital raising efforts, and

                                              o in connection with the formation of joint ventures with third parties.


                                              On February 13, 2003, BDSI made an unsecured loan to us in the amount of $500,000 to cover formation expenses and working capital requirements. This loan accrues interest at an annual rate of
                                              4.85% and will be paid back solely from 10% of any royalty revenue that may be received by BND, in preference to the holders of our
                                              Class B Shares, except for "tax distributions" paid to the holders of our membership shares. BDSI is under no obligation to make any capital contributions to us or loan further funds to us, although
                                              BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B  Shares from us.
--------------------------------------------- -----------------------------------------------------------------------

Capital Contributions                         No holder of Shares, regardless of class, will be required to contribute capital to us, although BDSI will contribute capital to us at any time it elects to exercise its option to purchase Class B
                                              Shares from us.
--------------------------------------------- -----------------------------------------------------------------------

Managing Member                               BDSI will act as our managing member and will have the exclusive responsibility for the management of our business.  BDSI will appoint the members of our board of directors who, in turn, will appoint our officers.  Holders of Class B Shares will have no management rights whatsoever.
--------------------------------------------- -----------------------------------------------------------------------

Limited Liability                             The Operating Agreement and Section 18-303 of the Delaware Limited
                                              Liability Company Act provide that, except as provided by Delaware law, the debts, obligations and liabilities of BND shall be solely
                                              BND's, and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member.
--------------------------------------------- -----------------------------------------------------------------------


                                                          43

--------------------------------------------- -----------------------------------------------------------------------

Board of Directors; Officers                  Pursuant to the terms of the Operating Agreement, BDSI will delegate the responsibility of the management of our business to a board of directors who will be empowered to act as a standard corporate board of directors.  BDSI will have the right to elect and remove members of the board of directors in its sole discretion.  The board of directors will, in turn, elect the officers of BND, who will be responsible for the day-to-day management of BND.  The initial board of directors shall consist of the following individuals: Susan G.
                                              Bonitz, Ph.D., Mauro Bove, Christopher Chapman, M.D., Susan
                                              Gould-Fogerite, Ph.D., Francis E. O'Donnell, Jr., M.D. and L.M.
                                              Stephenson, M.D.  Except for Drs. Bonitz and Chapman and Mr. Bove,
                                              all of these individuals are currently officers and/or directors of
                                              BDSI.  Dr. Chapman was, until April 2003, a part-time employee of
                                              BDSI.


                                              The initial officers of BND consist of the following individuals:
                                              Francis E. O'Donnell, Jr. M.D., President and Chief Executive
                                              Officer, and James A. McNulty, Secretary, Treasurer and Chief
                                              Financial Officer.
--------------------------------------------- -----------------------------------------------------------------------

Distributions of Available Net Cash           Available Net Cash shall be distributed: First, to all holders of our membership shares who have positive capital account balances, the amount of such balances; and thereafter, to all holders of our membership shares regardless of the class, on a pro rata basis in proportion to the aggregate membership shares owned, in each case when and at such times as our board of directors, in its sole discretion, elects to make distributions of Available Net
                                              Cash.

                                              "Available Net Cash" is defined in the Operating Agreement as any operating receipts of the BND, not including the cash proceeds received by BND in connection with the BDSI loan but including any capital event, after payment of any amounts required to pay costs and expenses of BND, including normal operating expenses, taxes and professional or other fees, any payments of any indebtedness, and amounts of any reserves as may reasonably be determined by our board of directors.
--------------------------------------------- -----------------------------------------------------------------------

Tax Distributions                             Our board of directors will make annual distributions of Available
                                              Net Cash, if available, to allow holders of our membership shares to pay federal income taxes on income which may be allocated to them as members of BND.
--------------------------------------------- -----------------------------------------------------------------------

Allocations of Profits and Losses             All items of income, gain, loss, and deduction will be allocated to the Share holders in a manner generally consistent with the distribution provisions outlined under "Distributions of Available
                                              Net Cash" above.
--------------------------------------------- -----------------------------------------------------------------------


                                                          44

--------------------------------------------- -----------------------------------------------------------------------

Employee Incentives                           Our board of directors, pursuant to the authority granted to it under the Operating Agreement, has established a 2003 Class B Membership
                                              Share Option Plan for the directors, officers and consultants of
                                              BND.  This plan allows for the issuance to such persons of up to
                                              1,000,000 Class B Shares, representing approximately 7.5% of the equity interests in BND on a fully diluted basis (assuming all
                                              1,000,000 Class B Shares under the plan are actually issued).
--------------------------------------------- -----------------------------------------------------------------------

Withdrawal and Transfer;
Right of First Refusal                        The Operating Agreement provides that our members may not withdraw from BND except with the consent of BDSI as the managing member.
                                              Additionally, holders of Class B Shares may not transfer any of their
                                              Class B Shares or rights under the Operating Agreement except with the consent of the managing member, except as described below.  In the event that a holder of Class B Shares is permitted to transfer
                                              Class B Shares, such Class B Shares will be first subject to a right of first refusal by BND.


                                              The Operating Agreement provides that a holder of Class B Shares may transfer such shares without the consent of the managing member to the spouse, brother, sister, lineal ancestor or lineal
                                              descendent of such holder (and entities comprised or controlled by such individuals), but only in connection with such holder's estate planning.
--------------------------------------------- -----------------------------------------------------------------------
Certain Registration Rights                   In order to effect the distribution of rights and additional rights as contemplated by this prospectus, the Operating Agreement provides that BDSI shall have the rights to:

                                              o  distribute rights and additional rights to BDSI stockholders;

                                              o  distribute Class B Shares to BDSI stockholders who exercise their rights or additional rights; and

                                              o  cause BND to register the rights, additional rights and Class B
                                                 Shares with the SEC.
--------------------------------------------- -----------------------------------------------------------------------

Periodic Reports                              We will be a reporting company under the Exchange Act upon the effectiveness of the registration statement of which this prospectus is a part and will thus file periodic reports required thereunder with the SEC.
--------------------------------------------- -----------------------------------------------------------------------

         The following is a summary and comparison of the differences with respect to certain rights of the holders of Class B Shares and BDSI as the holder of Class A Shares.

------------------------------ ----------------------------------------- -----------------------------------------

         Rights                   Class A Shares (BDSI only)                            Class B Shares
------------------------------ ----------------------------------------- -----------------------------------------
                               As the holder of Class A Shares, BDSI            Holders of Class B Shares have no
                               acts as our managing member and,                 voting, approval or  similar control
      Voting rights            directly or indirectly, through the              rights whatsoever with regard to the
                               appointment of our directors and                 business of BND.
                               officers, controls our management
------------------------------ ----------------------------------------- -----------------------------------------

                               BDSI, as the holder of Class A Shares,           All holders of membership shares,
                               is not entitled to any special                   regardless of class, share in
                               liquidation preference. All holders of           liquidation proceeds (after payments
                               membership shares, regardless of class,          to creditors, including BDSI's $500,000
   Liquidation                 rights share in liquidation proceeds (after      loan to us) pro rata based on their
                               payments to creditors, including BDSI's          percentage interests in BND.
                               $500,000 loan to us) pro rata based on
                               their percentage interests in  BND.
------------------------------ ----------------------------------------- -----------------------------------------

    Preemptive rights             None                                              None
------------------------------ ----------------------------------------- -----------------------------------------

    Conversion rights             None                                              None
----------------------------- ----------------------------------------- -----------------------------------------

    Redemption rights             None                                              None
------------------------------ ----------------------------------------- -----------------------------------------

 Sinking fund provisions          None                                              None
------------------------------ ----------------------------------------- -----------------------------------------






                                  [remainder of page intentionally left blank]

                      OFFICERS AND DIRECTORS OF THE COMPANY

         The members of our board of directors and our executive officers and their ages as of June 1, 2003 are as follows:


         Name                           Age             Position(s) Held
         ----                           ---             ----------------
Francis E. O'Donnell, Jr., M.D.........  53     President, Chief Executive Officer and Director

James A. McNulty.......................  52     Secretary, Treasurer and Chief Financial Officer

Susan G. Bonitz, Ph.D..   .............  49     Director

Mauro Bove.............................  48     Director

Christopher Chapman, M.D...............  50     Director

Susan Gould-Fogerite, Ph.D.............  50     Director

L.M. Stephenson, Ph.D..................  60     Director


         There are no family relationships between any of the above named directors or executive officers.

         Francis E. O'Donnell, Jr., M.D., age 53, has been our President, Chief Executive Officer and Director since our formation on January 8, 2003. He has also been BDSI's Chief Executive Officer, President, Chairman and Director on a full time basis since March 29, 2002 when Dr. O'Donnell executed an employment agreement to become BDSI's full-time interim President and Chief Executive Officer. For more than the last five years, Dr. O'Donnell has served as managing director of The Hopkins Capital Group, an affiliation of limited liability companies which engage in business development and venture activities. He is Chairman and CEO of Accentia, a specialty pharmaceutical holding company. He is a co-founder and chairman of RetinaPharma Technologies, Inc. which includes Tatton Technologies, LLC, and a co-founder of Biotech Specialty Partners, LLC, an alliance of specialty pharmacy and biotechnology companies. He served as Chairman of Laser Sight Inc. (LASE), a publicly-traded manufacturer of advanced refractive laser systems, from 1993 through June 12, 2003. Dr. O'Donnell is a graduate of The Johns Hopkins School of Medicine and received his residency training at the Wilmer Ophthalmological Institute. Dr. O'Donnell is a former professor and Chairman of the Department of Ophthalmology, St. Louis University School of Medicine. Dr. O'Donnell holds 25 U.S. Patents. Dr. O'Donnell is the 2000 Recipient of the Jules Stein Vision Award sponsored by Retinitis Pigmentosa International. Dr. O'Donnell's address is 709 The Hamptons Lane, Chesterfield, MO 63017.

         James A. McNulty, age 52, has been our Secretary, Treasurer, and Chief Financial Officer since our formation on January 8, 2003. He has also served as the Secretary, Treasurer, and Chief Financial Officer of BDSI on a part time basis (estimated to constitute approximately 80% of his time) since October 2000. Mr. McNulty has, since May 2000, also served as Chief Financial Officer of Hopkins Capital Group, an affiliation of limited liability companies which engage in venture activities. Hopkins Capital Group is owned and controlled by Dr. Francis E. O'Donnell, Jr. Mr. McNulty has performed accounting and consulting services as a Certified Public Accountant since 1975. He co-founded Pender McNulty & Newkirk, which became one of Florida's largest regional CPA firms, and was a founder/principal in two other CPA firms, McNulty & Company, and McNulty Garcia & Ortiz. He served as CFO of Star Scientific, Inc. from October 1998 to May 2000. From June 2000 through January 2002 he served as CFO/COO of American Prescription Providers, Inc. He is a principal in Pinnacle Group Holdings, a real estate development company developing a major downtown Tampa destination entertainment complex. He is a published co-author (with Pat Summerall) of Business Golf, the Art of Building Relationships on the Links. Mr. McNulty is a graduate of University South Florida, a licensed Certified Public Accountant, and is a member of the American and Florida Institutes of CPA's. Mr. McNulty's address is 4419 W. Sevilla Street, Tampa, FL 33629.

         Susan G. Bonitz, Ph.D., age 49, has been a director of BND since our formation on January 8, 2003. Since November 2002, Dr. Bonitz has served on BDSI's Scientific Advisory Board. From 1999 to present, she has acted has a biotechnology consultant to L.G. Zangani, LLC, an investor relations and consulting firm. From 1995 to present, she has acted as a Mentor for Scientific Research at Hunterdon Central Regional High School in Flemington, New Jersey. Dr. Bonitz received her Ph.D. in Molecular Biology from Columbia University in 1980 and a B.A. in Chemistry from Douglass College, Rutgers University in1976. Dr. Bonitz's address is 21 Sleepy Hollow Drive, Flemington, NJ 08822.

         Mauro Bove, age 48, has been a director of BND since our formation on January 8, 2003. Mr. Bove has twenty years of business and management experience within the pharmaceutical industry. He has served in a number of senior positions in business, licensing and corporate development within Sigma-Tau, one of the leading Italian pharmaceutical groups. Specifically, since 1981, and currently, he has been the Head of Corporate Development of Sigma-Tau Finanziaria S.p.A. and a Director of that entity since 1993. He is also a Director of each of Sigma-Tau International S.A. since 1998, Sigma Tau HealthScience S.p.A. since 1998, Sigma Tau America S.A since 1995 and Sigma Tau Europe S.A. since 1995. He has played a pivotal role in various international licensing and merger and acquisition transactions, including the formation of IRBM, a joint venture established by Sigma-Tau and Merck, Sharp & Dohme with the objectives of studying and creating new active substances regarding the immune system, as well as new therapies to treat viruses. Mr. Bove earned a law degree from the University of Parma, Italy, in 1980. In 1985, he attended the Academy of American and International Laws at the International and Comparative Law Center - Dallas, Texas. He is a member of the Licensing Executives Society
(LES). Mr. Bove's address is Via Sudafrica 20, 00144 Rome, Italy.

         Christopher Chapman, M.D., age 50, has been a director of BND since our formation on January 8, 2003. From October 2000 until May 2003, he was the Executive Vice President of Medical and Regulatory Affairs and Director of New Business Development (pharmaceuticals) of BDSI on a part time basis since. Dr. Chapman received his M.D. degree from Georgetown University in Washington, D.C. in 1987 where he completed his internship in Internal Medicine. He completed a residency in Anesthesiology and a fellowship in Cardiovascular and Obstetric Anesthesiology at Georgetown University. Since 1995, Dr. Chapman has been a critical care physician on the staff at Doctor's Community Hospital, Lanham, Maryland. He was most recently President of Chapman Pharmaceutical Consulting. From 1995 to April 2000, Dr. Chapman was Executive Director, Medical Affairs, Quintiles Consulting and a founding Co-Director of Quintiles BRI (QBRI) Medical Affairs, Drug Safety and Medical Writing Departments. Dr. Chapman's address is 800 Falls Lake Drive, Mitchellville, MD 20720.

         Susan Gould-Fogerite, Ph.D., age 50, has been a director of BND since our formation on January 8, 2003. She has also been Director of Business Development -- Vaccines and Gene Therapy of BDSI since October 2000. Dr. Gould-Fogerite served as Vice President and Secretary, and has been a member of the Board of Directors of BioDelivery Sciences, Inc., BDSI's predecessor, since its incorporation in 1995. Dr. Gould-Fogerite's previous experience includes her positions as Associate Professor (2002 to present) and Assistant Professor (1991-2002), at University Of Medicine and Dentistry of New Jersey, New Jersey Medical School and Research Instructor (1985 to 1988), then Research Assistant Professor (1988-1990) at Albany Medical College. Dr. Gould-Fogerite received her Ph.D. in Microbiology and

Immunology from the Albany Medical College in 1985. Dr. Gould-Fogerite's address is 6 Cynthia Court, Annandale, NJ 08801.

         L.M. Stephenson, Ph.D., age 60, has been a director of BND since our formation on January 8, 2003 and is a member of the board of directors of BDSI. In May of 2003, Dr. Stephenson was appointed President of the Drexel Research Foundation, a 501(c)(3) that will manage the research programs of Drexel University and the Drexel College of Medicine (formerly the Medical College of Pennsylvania and Hahnemann Medical School). Within Drexel, he is also the Vice Provost for Research, Dean for Graduate Policy, and Professor of Chemistry. Prior to this appointment, and since 1995, Dr. Stephenson was affiliated with the University Of Medicine and Dentistry of New Jersey, most recently as the Vice President for Research. Dr. Stephenson is a graduate of the University of North Carolina where he earned a BS in chemistry and was awarded the Venable Medal as the outstanding senior in chemistry. Dr. Stephenson earned his Ph.D. in chemistry from the California Institute of Technology where he earned the Kodak Prize for outstanding chemistry graduate student and was an NSF Predoctoral Fellow. Additionally, Dr. Stephenson was a Research Fellow at Harvard University. Dr. Stephenson also serves on the board of directors of the following institutions: Kessler Medical Rehabilitation & Research Corporation, and the Henry H. Kessler Foundation (both non-profits), and three for-profit start up ventures: PTC Therapeutics, a company seeking small molecule drugs that target RNA processing; HMGene, a company seeking to exploit the discovery of a novel gene and protein affecting abnormal cellular proliferation, and MedTower, an internet based medical knowledge management company. Dr. Stephenson's address is 73 Rockburn Pass, West Milford, NJ 07480.

Board Composition

         Pursuant to the Operating Agreement, our directors are appointed by and serve at the pleasure of our managing member, BDSI. Our directors can be removed by BDSI at any time. There is only one class of directors.

Officers

         Pursuant to the Operating Agreement, our officers are appointed by and serve at the pleasure of our board of directors. The board of directors can remove our officers at any time. There are currently only two officers: Francis
E. O'Donnell, Jr., M.D., our President and Chief Executive Officer, and Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer.

         Pursuant to our management services and administration agreement with BDSI, Dr. O'Donnell and Mr. McNulty each spend approximately 10 hours per week working on matters relating to BND. We are highly dependent on the efforts of Dr. O'Donnell and Mr. McNulty. See "Risk Factors -- We depend upon key personnel through our management agreement with BDSI who may terminate their employment with us at any time, exposing us to the risk of the loss of their services."



                  [remainder of page intentionally left blank]

                           PRINCIPAL SECURITY HOLDERS

         The information in the following table sets forth the ownership of our membership shares as of the date of this prospectus, by each person who beneficially more than 5% of the outstanding aggregate membership shares and the class of such membership shares; each of our executive officers; each of our directors; and all of our directors and executive officers, as a group. As of the date of this prospectus, we had 708,586 Class A Shares outstanding and 7,498,362 Class B Shares outstanding, with an additional 4,185,000 Class B Shares obtainable by BDSI through an option from us to purchase all or any portion of such shares, which option may be exercised by BDSI at any time, in whole or in part and from time to time, at a price per Class B Share of $0.01. No options have been issued under our 2003 Class B Membership Share Option Plan, and therefore all of the figures below exclude such options.


 5% Share Holders, Directors, Executive Officers,          Membership Shares/            Percentage of Aggregate
 and Directors and Executive Officers as a Group        Class Beneficially Owned        Membership Shares Owned(1)
 -----------------------------------------------        ------------------------        --------------------------
BioDelivery Sciences International, Inc. (2)                708,586/Class A                          96.67%
                                                           11,270,862/Class B


Dr. Francis E. O'Donnell, Jr. M.D.(3)                       708,586/Class A                          96.67%
                                                          11,270,862/Class B

Susan Gould-Fogerite, Ph.D.(4)                               75,000/Class B                             *

James A. McNulty(5)                                          20,000/Class B                             *

Susan G. Bonitz, Ph.D.(6)                                    20,000/Class B                             *

Mauro Bove(7)                                                20,000/Class B                             *

Christopher Chapman, M.D.(8)                                 20,000/Class B                             *

L.M. Stephenson, Ph.D.(9)                                         -0-                                  --

                                                            708,586/Class A                         100.00%(10)
All directors and officers as a group                      11,683,362/Class B
---------------------------

* Represents less than 1% of the issued and outstanding membership shares, regardless of class.

(1) Based on 12,391,948 aggregate membership shares outstanding (which is comprised of 708,586 Class A Shares and 7,498,362 Class B Shares, and assuming the full exercise by BDSI of its option to purchase 4,185,000 Class B Shares from us, which is exercisable within 60 days of the date of this prospectus). The Class A Shares and the Class B Shares are economically identical, entitling the holders thereof to receive pro rata distributions of available cash flow when such distributions are declared by our board of directors. BDSI, as the holder of Class A Shares, acts as our managing member. As of the date of this prospectus, no person or entity has been granted options to purchase Class B Shares.

(2) The principal executive offices of BDSI are located c/o UMDNJ - New Jersey Medical School, Administrative Building 4, 185 South Orange Avenue, Newark, NJ 07103. The principal administrative offices of BDSI are located at 5310 Cypress Center Drive, Suite 101, Tampa, FL 33609. Includes 4,185,000 Class B Shares obtainable by BDSI through an option to purchase all or any portion of such shares, which option may be exercised by BDSI at any time during a five (5) year period ending January 8, 2008.

(3) Dr. O'Donnell is deemed to be a beneficial owner of BDSI's membership shares in BND through his ability to direct the management of BDSI, which is our managing member. Includes 4,185,000 Class B Shares obtainable by BDSI through an option to purchase all or any portion of such shares. Dr. O'Donnell has been our President, Chief Executive Officer and Director since our formation on January 8, 2003. He has also been Chief Executive Officer, President, Chairman and Director of BDSI on a full time basis since March 29, 2002. His address is 709 The Hamptons Lane, Chesterfield, MO 63017.

(4) Dr. Gould-Fogerite was granted 75,000 Class B Shares as one of our founders on January 8, 2003. She has been a director of BND since our formation on January 8, 2003. She is not deemed to be the beneficial owner of any other of our securities. She has also been Director of Business Development -- Vaccines and Gene Therapy of BDSI since October 2000. Her address is 6 Cynthia Court, Annandale, NJ 08801.

(5) Mr. McNulty was granted 20,000 Class B Shares as one of our founders on January 8, 2003. He is not deemed to be the beneficial owner of any other of our securities. He has been our Secretary, Treasurer, and Chief Financial Officer since our formation on January 8, 2003. He has also served as the Secretary, Treasurer, and Chief Financial Officer of BDSI on a part time basis (estimated to constitute approximately 80% of his time) since October 2000. His address is 4419 W. Sevilla Street, Tampa, FL 33629.

(6) Dr. Bonitz was granted 20,000 Class B Shares as one of our founders on January 8, 2003. She is not deemed to be the beneficial owner of any other of our securities. She has been a director of BND since our formation on January 8, 2003. Since November, 2002, Dr. Bonitz has served on BDSI's Scientific Advisory Board. Her address is 21 Sleepy Hollow Drive, Flemington, NJ 08822.

(7) Mr. Bove was granted 20,000 Class B Shares as one of our founders on January 8, 2003. He is not deemed to be the beneficial owner of any other of our securities. He has been a director of BND since our formation on January 8, 2003. His address is Via Sudafrica 20, 00144 Rome, Italy.

(8) Dr. Chapman was granted 20,000 Class B Shares as one of our founders on January 8, 2003. He is not deemed to be the beneficial owner of any other of our securities. Dr. Chapman has been a director of BND since our formation on January 8, 2003. His address is 800 Falls Lake Drive, Mitchellville, MD 20720.

(9) Dr. Stephenson has been a director of BND since our formation on January 8, 2003 and is a member of the board of directors of BDSI. He is not deemed to be the beneficial owner of any other of our securities. His address is 73 Rockburn Pass, West Milford, NJ 07480.

(10) This percentage is based in part on the fact that Dr. O'Donnell is deemed to beneficially own all membership shares owned by BDSI. Our remaining equity interests are owned by three of our founders and our legal counsel: Dr. Raphael Mannino (125,000 Class B Shares), Ellenoff Grossman & Schole LLP (37,500 Class B Shares), Donald L. Ferguson (75,000 Class B Shares) and Samuel S. Duffey (20,000 Class B Shares).

                             SELLING SECURITY HOLDER

         We were formed on January 8, 2003 as a Delaware limited liability company and have since obtained an exclusive world-wide perpetual sub-license to BDSI's proprietary encochleation drug delivery technology for non-pharmaceutical use in the processed food and beverage industries for both human and animal consumption. As of the date of this prospectus, BDSI owns approximately 96.5% of our Class B Shares and all of our Class A Shares and acts as our managing member.

         We are filing a registration statement on Form SB-1, in which this prospectus is included, on behalf of our managing member, BDSI. BDSI, as selling security holder, intends to initially distribute as a dividend to its stockholders, up to 3,545,431 rights to purchase an aggregate of 3,545,431 of our Class B Shares. Set forth below is certain information relating to BDSI, such initially distributed rights and such Class B Shares. We will not receive any proceeds from the distribution of such rights or upon the exercise thereof or the acquisition of the Class B Shares acquirable upon such exercise. Such proceeds will go to BDSI, who will use such proceeds for its working capital purposes.

         Name and address of selling security holder: BioDelivery Sciences International, Inc., c/o UMDNJ - New Jersey Medical School, Administrative Building 4, 185 South Orange Avenue, Newark, NJ 07103.

         Number of membership shares known to us to be owned by the selling security holder as of the date of this prospectus: 11,979,448, comprised of 708,586 Class A Shares and 11,270,862 Class B Shares, which number includes 4,185,000 Class B Shares obtainable by BDSI through an option from BND to purchase all or any portion of such membership shares, which option may be exercised by BDSI at any time and from time to time during the five (5) year period ending January 8, 2008.

         Number of rights and membership shares being registered for distribution or sale by the selling security holder: 11,277,000 rights to purchase Class B Shares and 11,277,000 Class B Shares. Of this amount, 3,545,431 rights are being distributed as a dividend to BDSI stockholders as of the distribution date, with the remainder to be distributed over time in the manner described herein.

         Number of membership shares to be owned by selling security holder after completion of the offering: Following the initial distribution of rights, and assuming the full exercise thereof, BDSI will own 8,434,017 membership shares, comprised of 708,586 Class A Shares and 7,725,431 Class B Shares (which number of Class B Shares includes 4,185,000 Class B Shares obtainable by BDSI through an option from BND to purchase all or any portion of such membership shares). The remaining Class B Shares held by BDSI may be subject to acquisition by BDSI stockholders if BDSI distributes to such stock holders additional rights and/or BDSI acquires additional Class B Shares via its option with BND.

         Percentage of membership shares outstanding to be held upon completion of offering: Approximately 68.1% (assuming the full exercise by BDSI of its option to purchase 4,185,000 Class B Shares from us). This percentage held by BDSI will be subject to dilution upon distribution by BDSI of additional rights and the exercise of such additional rights by the holders thereof and the issuance of additional Class B Shares as provided for in the Operating Agreement.

             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

General

         As a general matter, our relationship with BDSI may possibly cause conflicts of interests in that the certain directors and officers of BDSI serve as our directors and officers and/or have entered into transactions on behalf of BDSI. In particular:

     o Our business opportunity is based upon a sublicense of technology from BDSI and, through our management services and administrative agreement, we currently contract with BDSI for vital services. We have also received a $500,000 loan from BDSI.

     o Dr. Francis E. O'Donnell, Jr., our Chief Executive Officer and President, is the Manager of Hopkins Capital Group II, LLC, a significant stockholder of BDSI.

     o Dr. O'Donnell, who is our Chief Executive Officer and President and on our board of directors is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. To the extent that our relationship with BDSI deteriorates for any reason, Dr. O'Donnell may be conflicted and may be forced to actions which may be detrimental to us.

     o James A. McNulty serves as both our and BDSI's Secretary, Treasurer and Chief Financial Officer. To the extent that our relationship with BDSI deteriorates for any reason, Mr. McNulty may be conflicted and may be forced to actions which may be detrimental to us.

     o Drs. Francis E. O'Donnell, Jr. and L.M. Stephenson are all members of our board of directors and members of BDSI's board of directors. Dr. Susan Gould-Fogerite is an officer of BDSI. While we believe that the presence of two "outside" directors on our board (Dr. Susan Bonitz and Mauro Bove) will help minimize the potential for conflicts of interests, no assurances can be given that such conflicts will arise. Moreover, no assurances can be given as to how potentially conflicted board members will evaluate their fiduciary duties to, respectively, BDSI and BND or how such individuals will act under such circumstances.

         We believe that the terms of the above transactions and relationships with affiliates were as favorable to us or our affiliates as those generally available from unaffiliated third parties. At the time of the above referenced transactions, we did not have sufficient disinterested directors to ratify or approve the transactions; however, the present board of directors includes two independent directors. These independent directors are Susan Bonitz and Mauro Bove. All future transactions between us and our officers or directors will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel. We intend to maintain at least two independent members on our board of directors.

Board Compensation

         Pursuant to the Operating Agreement, our directors will not receive compensation for serving in such capacity, but will be reimbursed for reasonable out-of-pocket expenses incurred to attend meetings of our board of directors. Directors are eligible to participate in our 2003 Class B Membership Share

Option Plan and certain of our directors have received Class B Shares as "founders" shares. See "Principal Security Holders." In addition, we have indemnified each member of the board of directors to the fullest extent authorized, permitted or allowed by law. For the near term, as long as BND is a subsidiary of BDSI, BDSI's insurance coverages extend to BND, including general liability and directors' and officers' coverage.

Officer Compensation

         Pursuant to the Operating Agreement, our officers will not receive compensation for serving in such capacity, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with the performance of the duties assigned to them. Officers are eligible to participate in our 2003 Class B Membership Share Option Plan and Mr. James A. McNulty, our Secretary, Treasurer and Chief Financial Officer, has received Class B Shares as "founders" shares. See "Prinicpal Security Holders." In addition, we have indemnified each officer to the fullest extent authorized, permitted or allowed by law.

2003 Class B Membership Share Option Plan

         As of January 8, 2003, the date of our inception, our managing member established our 2003 Class B Share Option Plan. Pursuant to such option plan, we may issue to our directors and officers and third party individuals or entities providing services to us options to purchase up to an aggregate of no more than 1,000,000 Class B Shares. The option plan shall be administered by our board of directors, who will have the sole power to administer all aspects of the plan, including, without limitation:

     o    The determination of the number of options to be granted;

     o The determination of the fair market value of Class B Shares underlying options to be granted;

     o The selection of persons to whom options may granted from time to time; and

     o The determination of the terms and conditions of options to be granted,

         Our board of directors intends to administer our 2003 Class B Share Option Plan in a manner aimed at attracting and retaining the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, officers, consultants and employees of BND, and to promote the success of our business.

Relationship with BND of Experts Named in the Registration Statement

         On January 8, 2003, the date of our inception, our outside legal counsel, Ellenoff Grossman & Schole LLP, was granted 37,500 Class B Shares.

                               FEDERAL TAX ASPECTS

         General. This discussion summarizes certain U.S. federal income tax considerations generally applicable to persons who receive rights and/or are considering the acquisition of Class B Shares in BND. This discussion does not deal with all income tax considerations that may be relevant to specific holders of rights or membership shares in light of their particular circumstances. Furthermore, no state, local or foreign tax considerations are addressed. All persons receiving rights or considering acquiring Class B Shares are urged to consult with their own tax advisors as to the specific federal, state, local, and foreign tax consequences to them of such acquisition. We have received the opinion of Ellenoff Grossman & Schole LLP that, to the extent the discussion below contains statements or conclusions of law, but subject to the qualifications contained in such discussion relating to issues as to which such firm has declined to opine and the reasons therefor, such firm of the opinion that such statements and conclusions are correct.

         This discussion is based on the law in existence at the time of this prospectus. Future changes in law, applied either prospectively or retroactively, could produce materially different tax considerations. Finally, no rulings have been or will be requested from the IRS as to any matter and there can be no assurance that the IRS will not successfully assert a position contrary to one or more of the legal conclusions discussed herein.

         As used in this section, a "U.S. Holder" means a beneficial owner of BDSI common stock that receives rights in the distribution of rights and that is, for U.S. federal income tax purposes:

     o    a citizen or resident of the U.S.;

     o a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

         As used in this section, a "non-U.S. Holder" is a beneficial owner of BDSI common stock that receives rights in the distribution of rights and that is not a U.S. Holder.

         U.S. Holders. The receipt by U.S. Holders of rights in the distribution of rights will constitute a taxable distribution for U.S federal income tax purposes, subject to taxation under the rules of Section 301 of the Code. Under those rules, distributions are treated (i) first as dividends to the extent of the distributing corporation's current or accumulated earnings and profits, as determined under U.S. federal income tax rules; (ii) then as a tax-free return of capital, to the extent of a stockholder's basis in its shares of the distributing corporation; and (iii) thereafter, as gain from the sale or exchange of property. The amount of the distribution will be the fair market value of the rights on the distribution date. The fair market value of the rights on the distribution date is estimated to be $0 based on a report we received from a third-party valuation firm.

         BDSI believes that, as of the date hereof, BDSI has no accumulated earnings and profits for U.S. federal income tax purposes and will have no current or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the distribution of rights occurs if the distribution of rights occurs prior to December 31, 2003. However, should BDSI have current and/or accumulated earnings and profits for U.S. federal income tax purposes as of the close of its taxable year in which the distribution of rights occurs, then, to the extent of the lesser of such earnings and profits and the amount of the distribution of rights, the distribution of rights will be treated as a dividend, subject to taxation at ordinary income tax rates. Each U.S. Holder that receives rights in the distribution of rights will reduce such holder's adjusted tax basis in its BDSI common stock (but not below zero) to the extent that the distribution of rights is treated as a return of capital as discussed above. Any excess of the fair market value of the rights received over the sum of a holder's adjusted tax basis in its BDSI common stock will be treated as gain from the sale or exchange of property. Such gain generally will be capital gain and generally will be long term capital gain if such U.S. Holder's holding period for its BDSI common stock was more than one year at the time of the distribution of rights.

         Each U.S. Holder will have a tax basis in the rights received equal to their fair market values on the distribution date, subject to its adjusted basis in its BDSI common stock, and such U.S. Holder's holding period for the rights will begin on the day following the distribution date. A U.S. Holder that exercises its rights should not recognize income, gain or loss for U.S. federal income tax purposes as a result of such exercise. A U.S. Holder's tax basis in Class B Shares acquired upon exercise of the rights should equal such holder's tax basis in the rights plus the exercise price paid for the Class B Shares. The holding period for the Class B Shares acquired upon exercise of the rights should begin on the date the rights are exercised. If a U.S. Holder's rights expire unexercised, the holder should have a capital loss equal to its tax basis in its rights. The deductibility of capital losses, if any, realized on the expiration of unexercised rights may be subject to certain limitations.

         Non-U.S. Holders. In general, if the distribution of rights constitutes a dividend as discussed above, a non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder in the United States ("U.S. trade or business income"). As discussed above, BDSI does not anticipate that it will have any current or accumulated earnings and profits as of the end of its taxable year in which the distribution of rights occurs if the distribution of rights occurs prior to December 31, 2003. Therefore, the distribution of rights should not constitute a dividend and provided that circumstances do not change prior to the distribution date, BDSI does not intend to withhold any portion of the distribution of rights that it pays to non-U.S. Holders.

         In the event that circumstances change prior to the distribution date and withholding is made, in order to obtain a reduced rate of withholding under an income tax treaty a non-U.S. Holder generally will be required to provide a properly completed and executed IRS Form W-8BEN (or successor form) to BDSI, or similar appropriate documentation or substitute form, certifying the non-U.S. Holder's entitlement to benefits under an applicable income tax treaty. A non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

         Any portion of the distribution of rights that is treated as a dividend, but that is U.S. trade or business income, generally will not be subject to withholding of U.S. federal income tax if the non-U.S. Holder provides a properly completed and executed IRS Form W-8ECI (or successor form) to BDSI, or similar appropriate documentation or substitute form, certifying that the dividends are effectively connected with the conduct of a U.S. trade or business. Instead, dividends that are effectively connected with the conduct of a U.S. trade or business generally will be subject to regular U.S. federal income tax in the same manner as if such dividends were received by a U.S. Holder. Any dividends that are U.S. trade or business income received by a non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty.

         To the extent that the amount of the distribution of rights is in excess of BDSI's current and accumulated earnings and profits for U.S. federal income tax purposes, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized with respect to its BDSI common stock pursuant to the distribution of rights, unless either
(1) the gain is U.S. trade or business income, or (2) in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the exchange and certain other conditions are met. In the event that clause (1) applies, such gain generally will be subject to regular U.S. federal income tax in the same manner as if such gain were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a corporation, such gain may be subject to a branch profits tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

         Information Reporting and Backup Withholding . Non-exempt U.S. Holders may be subject to information reporting with respect to the distribution of rights made by BDSI. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at the rates specified in the Code. In general, backup withholding will not apply with respect to the distribution of rights to a non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person. If a non-U.S. Holder fails to provide the required certification, the distribution of rights may be subject to backup withholding in certain circumstances. Nevertheless, BDSI must report to the IRS and to each non-U.S. Holder any portion of the distribution of rights that is treated as a dividend and subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the non-U.S. Holder resides.

         Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to the distribution of the rights. The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects of the distribution of the rights. BDSI stockholders are urged to consult their tax advisors concerning the U.S. Federal, state, local and non-U.S. Tax consequences of the distribution of rights to them.

         Election Regarding Tax Status of BND. Under IRS regulations, a limited liability company is treated as a partnership (and not as a corporation) unless it makes an election to be treated as a corporation for income tax purposes. As a limited liability company, BND will not be subject to Federal income tax. The U.S. taxation of the holders of Class B Shares is discussed separately with respect to U.S. Holders and with respect to non-U.S. Holders.

         U.S. Tax Treatment of U.S. Holders Who Exercise the Rights. Each U.S. Holder who exercises rights and thereby receives Class B Shares will be required to report on its Federal income tax return its allocable share of BND's income, gain, loss, and deduction. A U.S. Holder may therefore incur liability for taxes in excess of any distributions it receives from BND. Distributions of cash or property (as opposed to allocations of taxable income or gain) received by a U.S. Holder from BND generally will not be subject to tax.

         The Operating Agreement provides that the taxable income and tax losses of BND generally will be allocated among the holders of our membership shares in accordance with their percentage interest in

BND. A limited liability company's tax allocations generally will be respected for Federal income tax purposes if they have "substantial economic effect" or they are in accordance with the holder's equity interests in the limited liability company. If a limited liability company's allocations do not comply with Section 704(b) of the Internal Revenue Code of 1986, as amended, or Code, the IRS may reallocate limited liability company tax items in accordance with the Class B Shares of the members in the limited liability company. We expect that our tax allocations will be respected. However, the effect of such provisions could be to cause such holders of membership shares to realize "phantom" income from BND, even if BND does not have positive taxable income on an overall basis.

         Transfer of Class B Shares. The sale or exchange of Class B Shares by a U.S. Holder (to the extent permitted under the Operating Agreement) currently will result in the recognition of capital gain or loss equal to the difference between the U.S. Holder's tax basis in its Class B Shares and the amount of consideration received.

         Special Limitations for Individual U.S. Holders. For purposes of the "passive activity loss rules" of the Code, which generally are applicable to individuals, estates, trusts, and closely held companies, the activities of BND are generally expected to give rise to passive activity income or loss. Accordingly, a U.S. Holder's ability to reduce its income for Federal income tax purposes by the U.S. Holder's share of BND's losses and deductions may be limited by the passive activity loss rules. A holder of our membership shares that is subject to the passive activity loss rules generally will not be permitted to offset against such holder's share of BND's income and gain, losses or other deductions generated by such holder's investments in "non-passive activities" (until such holder's membership shares in such passive activities are disposed of).

         It is not possible to predict the extent to which any of the foregoing provisions of the Code will be applicable, since that will depend upon the exact nature of BND's future operations and the individual tax positions of such holders of membership shares.

         Non-corporate U.S. Holders that hold, directly or via an entity such as BND, qualified "small business stock" for more than five years generally will be entitled to exclude from taxable income 50% of any gain subsequently recognized upon sale or exchange of such stock. This exclusion is subject to certain limitations, and special rules. Thus, each non-corporate U.S. Holder should consult its own tax adviser with respect to the potential applicability of this exclusion.

         Special Rule for Tax-Exempt Holders. Tax-exempt holders of Class B Shares should consult their own tax counsel with respect to the possibility that BND will generate "unrelated business taxable income" for such tax-exempt holders.

         Non-U.S. Holders. In General. Prospective persons or entities that are Non-U.S. Holders that invest directly in BND generally will be subject to Federal income tax each year on their distributive share of the taxable income of BND that is deemed to be "effectively connected" with a U.S. trade or business, or ECI, as if they were U.S. citizens or residents, regardless of whether BND makes any cash distributions. To the extent that BND earns income that is treated as ECI, such income may "taint" the other income of BND, causing some or all of the other income of BND to be treated as ECI. Prospective persons or entities that are foreign persons that invest directly in BND will be required to file a U.S. Federal income tax return with respect to their distributable share of BND's ECI.

         Collection of Taxes by Withholding. A 35% withholding tax (38.6% in the case of non-corporate Foreign Holders) generally will be imposed on a Non-U.S. Holder's allocable share of any taxable income of BND that is ECI (whether or not such income is distributed). Such withholding tax may be claimed as a credit against such Non-U.S. Holder's substantive U.S. tax liability.

         In addition, to the extent that BND realizes any fixed, determinable, annual or periodical income (such as royalty payments or dividend income) that is not ECI, such income generally will be subject to a 30% withholding tax when it is distributed to a Non-U.S. Holder. Such withholding tax may be reduced or eliminated with respect to certain types of such income under any applicable income tax treaty between the United States and the Non-U.S. Holder's country of residence.

         Non-U.S. Holders generally will be personally liable to BND with respect to any withholding tax not satisfied out of their share of any distributions by BND.

         Class B Shares owned or treated as owned by a foreign individual at the date of death may be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  LEGAL MATTERS

         The validity of the securities offered hereby and certain tax matters related thereto will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

                                     EXPERTS

         The financial statements for our company as of March 31, 2003 and for the period from January 8, 2003 (inception) through March 31, 2003, which financial statements are included in this prospectus and in the registration statement, have been audited by Aidman Piser & Company, P.A., independent certified public accountants, as stated in their reports included herein and in the registration statement, and are included herein in reliance upon the reports given upon the authority of that firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form SB-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the securities offered hereby. This prospectus, which constitutes a part of such registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to us and the securities offered hereunder, reference is hereby made to the registration statement and the exhibits thereto, which may be inspected and copied at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained at prescribed rates from the SEC's Public Reference Section at such address. Information regarding the SEC's Public Reference Section in Washington, D.C. may be obtained by calling 1-800-SEC-0330. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         Upon the distribution of the rights, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the SEC referred to above.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         The Operating Agreement will provide, in accordance with and as authorized by Section 18-108 of Delaware Limited Liability Company Act, that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under the Operating Agreement as (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of our membership shares or (iv) an officer, director, employee or agent of a holder of Shares against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and (2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity (A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of the Operating Agreement.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of BND pursuant to the foregoing provisions, or otherwise, BND has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



                  [remainder of page intentionally left blank]




                                       INDEX TO FINANCIAL STATEMENTS

                                       BIORAL NUTRIENT DELIVERY, LLC
                                       (A Development Stage Company)

                                                                                                      Page
                                                                                                      ----

Independent Auditors' Report..........................................................................F-2

Balance Sheet as of March 31, 2003....................................................................F-3

Statement of Operations for the period January 8, 2003 (inception) through March 31, 2003.............F-4

Statement of Members' Deficit for the period January 8, 2003 (inception) through March 31, 2003.......F-5

Statement of Cash Flows for the period January 8, 2003 (inception) through March 31, 2003.............F-6

Notes to Financial Statements.........................................................................F-7



                          Independent Auditors' Report
                          ----------------------------


To the Board of Directors
Bioral Nutrient Delivery, LLC
Tampa, Florida

We have audited the accompanying balance sheet of Bioral Nutrient Delivery, LLC (a development stage company) as of March 31, 2003 and the related statements of operations, members' deficit and cash flows from inception (January 8, 2003) through March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bioral Nutrient Delivery, LLC as of March 31, 2003 and the results of its operations and its cash flows from inception (January 8, 2003) through March 31, 2003, in accordance with accounting principles generally accepted in the United States of America.


/s/ Aidman, Piser & Company, P.A.

June 10, 2003
Tampa, Florida

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2003


                                     ASSETS


Current assets:
   Cash and cash equivalents                                      $   385,713
                                                                  -----------

         Total assets                                             $   385,713
                                                                  ===========

                        LIABILITIES AND MEMBERS' DEFICIT

Current liabilities:
   Accounts payable                                               $    42,824
   Due to managing member                                               2,594
                                                                  -----------

     Total current liabilities                                         45,418
                                                                  -----------

Note payable to managing member                                       500,000
                                                                  -----------

Members' deficit:
   Class A Membership Shares, 708,586 issued and outstanding           36,667
   Class B Membership Shares, 7,498,362 issued and outstanding            ---
   Deficit accumulated during the development stage               (  196,372)
                                                                  -----------

       Total members' deficit                                     (  159,705)
                                                                  -----------

Total liabilities and members' deficit                            $   385,713
                                                                  ===========











                       See notes to financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003



Operating expenses:
   General and administrative                                $          181,815
   Research and development                                  $           15,000
                                                             ------------------

Operating loss                                               (         196,815)

Interest income                                                             443
                                                             ------------------

Net loss                                                     ($        196,372)
                                                             ==================














                       See notes to financial statements.




                                          BIORAL NUTRIENT DELIVERY, LLC
                                           (A DEVELOPMENT STAGE COMPANY)
                                          STATEMENT OF MEMBERS' DEFICIT
                             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003


                                                                                           Deficit
                                             Class A                  Class B            Accumulated
                                        Membership Shares        Membership Shares        During the    Total
                                     -----------------------   ----------------------    Development   Members'
                                      Shares         Amount     Shares        Amount        Stage      Deficit
                                     ---------     ---------   ---------     --------     ---------   ---------
Balances, January 8, 2003                 --       $    --          --       $   --       $    --     $    --

Membership shares issued to founders   708,586          --     7,498,362         --            --          --

Costs incurred by managing member
  on behalf of the Company                --          36,667        --           --            --        36,667

Net loss                                  --            --          --           --        (196,372)   (196,372)
                                     ---------     ---------   ---------     --------     ---------   ---------

Balances, March 31, 2003               708,586     $  36,667   7,498,362     $   --       $(196,372)  $(159,705)
                                     =========     =========   =========     ========     =========   =========





                                       See notes to financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003




Operating activities:
   Net loss                                                       ($  196,372)
   Adjustments to reconcile net loss to net cash flows from
     operating activities:
       Costs incurred by managing member on behalf of the Company       36,667
       Changes in assets and liabilities:
         Due to managing member                                          2,594
         Accounts payable                                               42,824
                                                                  ------------
              Net cash flows from operating activities            (   114,287)
                                                                  ------------

Financing activities:
   Proceeds from note payable to managing member                       500,000
                                                                  ------------
              Net cash flows from financing activities                 500,000
                                                                  ------------

Net change in cash and cash equivalents                                385,713

Cash and cash equivalents at beginning of period                           ---
                                                                  ------------

Cash and cash equivalents at end of period                        $    385,713
                                                                  ============


                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash financing activity:

During the period ended March 31, 2003, the managing member incurred $36,667 of costs on behalf of the Company, which were treated as capital contributions.

No interest or income taxes were paid during the period.








                       See notes to financial statements.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003


1. Nature of business and summary of significant accounting policies:

Nature of business:

Bioral Nutrient Delivery, LLC ("BND" or the "Company") was formed in the State of Delaware on January 8, 2003. BND has issued two classes of membership shares. Class A membership shares consist of the only class of shares possessing management and governance rights and are owned exclusively by the managing member of BND. The managing member of BND is BioDelivery Sciences International, Inc ("BDSI" or "managing member"). BDSI also owns approximately 95% of all Class B membership shares ("Class B Shares").

The Company is filing a registration statement on Form SB-1 on behalf of BDSI. BDSI, as selling security holder, intends initially to distribute as a dividend to its current and future stockholders rights to purchase an aggregate of 11,277,000 of the Company's Class B Membership Shares. Such rights to purchase such amount of Class B Shares are referred to herein as the "Rights."

The Company will not receive any of the proceeds upon the exercise of Rights and the resulting transfer by BDSI of Class B Shares. Neither the Rights nor equity interests (including the Class B Shares which will be received upon the exercise of the Rights) are or will be listed on any exchange and will not be publicly-traded securities. No such rights have been distributed by BDSI to its stockholders as of March 31, 2003.

Because the Company will receive no proceeds from the offering, offering costs aggregating $148,039 have been expensed in the accompanying statement of operations. Total offering costs are estimated to be approximately $225,000.

The Company is in the development stage and operating activity has consisted principally of general and administrative expenses and offering costs through March 31, 2003. Funding through March 2003 has been provided from managing member borrowings. Management estimates that with borrowings received to date and the managing member's agreement to fund certain overhead costs through March 2004 (see Note 3) the Company has adequate resources to fund its operations through April 2004. Management further projects that revenue generating activities will commence in the latter part of 2003 and that the Company is expected to generate sufficient revenues to fund its operating activities by the end of 2003.

The Company has entered into a sublicense agreement with BDSI effective April 1, 2003, whereby BND is entitled to utilize BDSI is licensed technology for limited applications in the food and beverage industry. BND believes this technology will enable it to encapsulate or "wrap" a selected nutrient into a crystalline structure, termed a cochleate cylinder, for use in processed foods and beverages. BND intends to identify parties interested in sublicensing technology rights from BND for specific food and beverage applications.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003

1.  Nature  of  business  and  summary  of   significant   accounting   policies
(continued):

Interim information:

In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented have been included. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results for a full year.

Revenue recognition:

License revenue from sub-licensees of BND's sub-licensed technology will be recognized over the period in which services are provided. In the event that BND is not obligated to perform services resulting from a sublicense agreement, license fees are recognized upon transfer of license rights. There are no sublicense agreements in effect at March 31, 2003.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income taxes:

The Company is a limited liability company. As such, in lieu of corporate income taxes, the members are taxed on their proportionate share of the Company's taxable income, and no income taxes are recorded in the financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation:

The Company follows Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), which establishes a fair value based method of accounting for stock-based employee compensation plans; however, the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board Opinion No. 25, with pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003


1.  Nature  of  business  and  summary  of   significant   accounting   policies
(continued):

There have been no options granted under the Company's 2003 Class B Membership Share Option Plan. A maximum of 1,000,000 Class B Shares may be issued upon exercise of options granted under such Plan.

Fair value of financial instruments:

At March 31, 2003, the carrying amount of cash and related party obligations approximate fair value based either on the short term nature of the instruments or on the related interest rate approximating the current market rate.

2. Members' equity:

Membership shares:

On January 8, 2003, in connection with the formation of the Company, BND issued 708,586 Class A membership shares to BDSI, 9,012,500 Class B Shares (approximately 95% to BDSI and the remainder of Class B Shares principally to certain officers and directors of BND and/or BDSI) and rights to acquire 4,000,000 additional Class B membership shares to BDSI. BND's operating agreement was amended effective March 31, 2003 to reflect the retirement of 1,514,138 Class B Shares held by BDSI and the increase of BDSI's rights to acquire Class B Shares from 4,000,000 to 4,185,000. The Class A Shares, which are wholly owned by BDSI, possess all management and governance rights. The Class B Shares do not provide for management or governance rights under the terms of BND's limited liability company operating agreement. For tax purposes, losses are allocated as follows: first, to members with positive capital accounts on a pro rata basis; then, to all members on a pro rata basis. Profits are allocated to members as follows: first, to members with losses previously allocated on a pro rata basis; second, to members with losses allocated based on their positive capital accounts; and third, to all members on a pro rata basis. BDSI's rights to acquire 4,185,000 additional Class B Shares at $0.01 per share expire January 8, 2008.

3. Related party transactions:

Due to managing member:

Due to managing member consists of certain miscellaneous operating expenses paid by BDSI on behalf of BND in connection with the Management Agreement discussed below. Such amounts are non-interest bearing and are due on demand.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003



3. Related party transactions (continued):

Note payable to managing member:

Note payable to managing member consist of borrowings under a $500,000 unsecured note payable to BDSI, bearing interest of 4.85%. Principal and accrued interest is payable in the amount of 10% of future sublicense revenue earned by BND. If not otherwise paid as noted above, the outstanding principal and interest is payable at maturity on February 13, 2013. Interest expense related to these notes was nominal during the period ended March 31, 2003.

Management services and administrative agreement:

Effective April 1, 2003, the Company entered into a Management Services and Administrative Agreement ("Management Agreement") with BDSI for an initial term of one year. Under this Management Agreement, BDSI will provide certain services to BND. These include use of premises, scientific, technical, accounting and administrative personnel, legal services and information systems. Certain of these services are reimbursed by the Company and certain other expenses are capital contributions from BDSI. Under a previous oral agreement, non-reimbursable expenses amounted to $21,667 during the period ended March 31, 2003, which was based on estimated management time attributable to BND activities, and such costs have been recorded as a capital contribution by the managing member. Furthermore, $15,000 in research and development costs have been incurred by BDSI on behalf of BND and have been accounted for as a capital contribution. In the event a final license agreement is signed with a third-party licensee (BDN customer), BND will reimburse such research and development costs. The future reimbursements will be considered to be a "return of capital."

Sublicense agreement:

The Company entered into a sublicense agreement with BDSI, effective April 1, 2003, to allow BND to utilize BDSI technology for all opportunities in the processed food and beverage industry for both human and non-human use. In consideration for the agreement, the Company will pay BDSI a royalty of 8% on all revenue received from third parties. The term of the agreement coincides with the expiration of each licensed patent, currently existing or granted and licensed in the future.

The sublicense agreement can be terminated by BDSI upon default by the Company (breach or bankruptcy) or BDSI's payment of a termination fee of six times the trailing twelve months gross revenues of the Company. Furthermore, the Company is dependent on BDSI with regard to research and development activities conducted at the University of Medicine and Dentistry of New Jersey. To date, all funding has been provided by BDSI; however, there are no formal commitments by BDSI to continue to perform such research and development activities.

                          BIORAL NUTRIENT DELIVERY, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
             FROM INCEPTION (JANUARY 8, 2003) THROUGH MARCH 31, 2003



3. Related party transactions (continued):

Other:

Dr. Francis E. O'Donnell, Jr. who is an executive officer and on the Company's board of directors, is also an executive officer, director and a substantial beneficial owner of BDSI securities and has a financial interest in a number of other companies which have business relationships with BDSI. There are no business relationships between BND and the other companies in which Dr. O'Donnell has a financial interest

4. Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains their cash balances with a high credit quality bank, and approximately $100,000 of such balances are federally insured at March 31, 2003.

5. Net loss per membership share:

The following table reconciles the numerators and denominators of the basic and diluted income per share computations:

Net loss - (numerator)                                          ($   196,372)

Basic:
Weighted average Shares outstanding (denominator)                   8,206,948

Net loss per Class A and Class B membership share - basic       ($      0.02)

Diluted:
Weighted average shares outstanding                                 8,206,948
Effect of dilutive options                                                ---

Adjusted weighted average shares (denominator)                      8,206,948

Net loss per Class A and Class B membership share - diluted     ($      0.02)


The effects of all options to purchase Class B Shares (4,185,000) have been excluded from membership share equivalents because their effect would be anti-dilutive.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Officers and Directors.

         The Operating Agreement will provide that we shall indemnify, defend and hold harmless any person or entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, any appeal therein, or any inquiry or investigation preliminary thereto, whether civil, criminal, administrative or investigative, solely by reason of the fact that such person or entity was acting within the scope of duties or under authority granted under the Operating Agreement as (i) a member of our board of directors, (ii) an officer of our company, (iii) a holder of membership shares or (iv) an officer, director, employee or agent of an Share holder against personal liability, claims, losses, damages and expenses and shall pay or reimburse each such person or entity for expenses incurred (1) in advance of the final disposition of any such proceeding to which such person or entity was, is or is threatened to be made a party and (2) in connection with the appearance as a witness or other participation in any such proceeding of such person or entity. The foregoing indemnity shall not apply where the applicable person or entity (A) acted fraudulently, in bad faith or with gross negligence or willful misconduct or (B) by such act or failure to act materially breached any provision of the Operating Agreement.

Item 2.  Other Expenses of Issuance and Distribution of Rights.

         The following table sets forth the costs and expenses payable by BDSI in connection with the distribution of the rights and the sale of the Class B Shares being registered. All amounts are estimates except the SEC registration fee.

                                                          Amount
                                                        to be Paid
                                                       ------------

         SEC registration fee                          $       9.12
         Printing and engraving expenses               $   1,000.00
         Legal fees and expenses                       $ 125,000.00
         Accounting fees and expenses                  $  30,000.00
         Blue Sky qualification fees and expenses      $  25,000.00
         Transfer Agent and Registrar fees             $  15,000.00
         Miscellaneous fees and expenses               $  29,000.00
                                                       ------------
                  Total                                 $225,009.12

Item 3.  Undertakings.

         The undersigned registrant, in it own capacity and on behalf of BDSI as selling security holder, hereby undertakes that it will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable

Item 4.  Unregistered Securities Issued or Sold Within One Year.

         We were formed on January 8, 2003. In connection with our formation, the following individuals and entities were granted the amount and type of our securities listed below.


           Name                          Number and Class of Membership Shares
           ----                          -------------------------------------

                                                    708,586/Class A
BioDelivery Sciences International, Inc.           7,085,862/Class B

Dr. Raphael Mannino                                 125,000/Class B

Susan Gould-Fogerite, Ph.D.                          75,000/Class B

Donald L. Ferguson                                   75,000/Class B

Ellenoff Grossman & Schole, LLP                      37,500/Class B

James A. McNulty                                     20,000/Class B

Susan G. Bonitz, Ph.D.                               20,000/Class B

Mauro Bove                                           20,000/Class B

Christopher Chapman, M.D.                            20,000/Class B

Samuel S. Duffey, Esq.                               20,000/Class B

         All the above securities were issued pursuant to Section 4(2) of the Securities Act of 1933 in that all of the individuals or individuals controlling the entities involved (i) were "sophisticated" with the meaning of the

Securities Act of 1933, (ii) granted full and complete access to all information regarding BND, and (iii) agreed, by signing the Operating Agreement, to refrain from transferring or distributing their securities other than in conformance with the Operating Agreement, which contains strict prohibitions on transfer. In addition, as of our formation, we granted BDSI an option to purchase, from time to time for a five (5) year period ending January 8, 2008, all or any portion of an aggregate of 4,185,000 Class B Shares at a price per Class B Share of $0.01.

         At inception, we issued an aggregate of 412,500 of "founders" Class B Shares valued at $0 to certain individuals and our outside law firm as incentive compensation for assisting in the formation of BND, either directly or through our management services and administrative agreement with BDSI. The relative services performed by these individuals and entities varied and are too difficult to quantify financially. Based only on the $0.01 value attributable to the Class B Shares in connection with the exercise of the rights, the aggregate value of the services rendered would be deemed to be $4,125.00.

Items 5 and 6.  Index to Exhibits and Description of Exhibits.

         The following exhibits are filed with this Registration Statement on Form SB-1.


Exhibit No.    Description

   2.1* Certificate of Formation of Bioral Nutrient Delivery, LLC, dated January 8, 2003

   3.1* Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated January 8, 2003, by BioDelivery Sciences International, Inc., as Managing Member and the other members signatory thereto, as Class B Members

   3.2*        Bioral Nutrient Delivery, LLC 2003 Class B Membership Share
               Option Plan

    3.3 First Amendment to Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC, dated March 31, 2003, by BioDelivery Sciences International, Inc., as Managing Member

   6.1* Promissory Note, dated February 13, 2003, by Bioral Nutrient Delivery, LLC in favor of BioDelivery Sciences
               International, Inc.

    6.2 Sub-License Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC

    6.3 Management Services and Administrative Agreement, dated effective April 1, 2003, by and between BioDelivery Sciences International, Inc. and Bioral Nutrient Delivery, LLC

    6.4 Distribution Agent Agreement, effective June 1, 2003, by and between Kashner Davidson Securities Corporation and Bioral Nutrient Delivery, LLC

    6.5**      Form of Lock-Up Agreement for Rights Holders

    6.6** Form of Joinder Agreement to the Limited Liability Company Operating Agreement of Bioral Nutrient Delivery, LLC

    6.7** Research Agreement between BDSI and the University of Medicine and Dentistry of New Jersey

    6.8** Licensing Agreement between BDSI and the University of Medicine and Dentistry of New Jersey

    6.9**      Licensing Agreement between BDSI and Albany Medical College

    7.1        Material Foreign Patents of the Registrant

   10.1+       Consent of Ellenoff Grossman & Schole LLP

   10.2        Consent of Aidman, Piser & Company, P.A.

   11.1        Form of Opinion of Ellenoff Grossman & Schole LLP re: legality

   15.1        Form of Opinion of Ellenoff Grossman & Schole LLP re: tax matters
---------------------------------------

*   Previously filed.
**  To be filed by amendment
+   Contained in Exhibits 11.1 and 15.1

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this Amendment No. 2 to the registration statement to be signed on our behalf by the undersigned, in the City of Newark, State of New Jersey, on June 25, 2003


                          BIORAL NUTRIENT DELIVERY, LLC


                          By: /s/ Francis E. O'Donnell, Jr.
                                 -------------------------------------------
                                 Name: Francis E. O'Donnell, Jr.
                                 Title:   President and Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Francis E. O'Donnell, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his place and stead, in any and all capacities, to sign any and all further amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

          Person                                Capacity                       Date
          ------                                --------                       ----
/s/ Francis E. O'Donnell, Jr.
--------------------------------  President, Chief Executive Officer and
Francis E. O'Donnell, Jr.         Director, Principal Executive Officer     June 25, 2003

              *
--------------------------------  Secretary, Treasurer and Chief Financial  June 25, 2003
James A. McNulty                  Officer, Principal Accounting Officer

              *
--------------------------------  Director                                  June 25, 2003
Susan G. Bonitz

              *
--------------------------------  Director                                  June 25, 2003
Mauro Bove

              *
--------------------------------  Director                                  June 25, 2003
Christopher Chapman

              *
--------------------------------  Director                                  June 25, 2003
Susan Gould-Fogerite



                                           S-1

              *
--------------------------------  Director                                  June 25, 2003
L.M. Stephenson

* =      By:  /s/ Francis E. O'Donnell, Jr.
                     --------------------------------------
                     Francis E. O'Donnell, Jr.
                     as Attorney-in-fact





                                            S-2